UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CONTINENTAL RESOURCES, INC.

(Name of Subject Company)

CONTINENTAL RESOURCES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

20 N. Broadway

Oklahoma City, Oklahoma 73102

(405) 234-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David A. Katz Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	David P. Oelman Michael S. Telle Stephen Gill Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

Continental Resources, Inc., an Oklahoma corporation (“CLR” or the “Company”) is both the subject company and the filing person under this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes to this Schedule 14D-9, this “Schedule 14D-9”). The address of the Company’s principal executive office is 20 N. Broadway, Oklahoma City, Oklahoma 73102. The telephone number of the Company’s principal executive office is (405) 234-9000. The Company’s website address is www.clr.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of October 16, 2022, there were: (i) 357,633,808 outstanding Shares (excluding Company RS Awards (as defined herein)); (ii) 5,385,920 outstanding Shares in respect of Company RS Awards; (iii) 15,658,068 Shares reserved for issuance pursuant to the Company Plans (as defined in the Merger Agreement); and (iv) no outstanding shares of preferred stock.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is both the subject company and filing person under this Schedule 14D-9, are set forth above under the heading “Name and Address” in Item 1.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The directors and executive officers of the Company are citizens of the United States. The principal address of each of the directors and executive officers of the Company is 20 N. Broadway, Oklahoma City, Oklahoma 73102.

Business and Background of the Founder Family Group.

The Founder is Harold G. Hamm, a natural person residing in the State of Oklahoma and an affiliate of the Company. The Founder Family Group consists of the Purchaser (as defined below), the Founder Family Rollover Shareholders (as defined below) and Roger Clement, a natural person residing in the State of Oklahoma who serves as co-trustee of certain trusts that constitute Founder Family Rollover Shareholders.

The name, principal business address, principal occupation and business experience during the past five years of the Founder and each other member of the Founder Family Group is set forth in Schedule I to the Offer to Purchase. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The Founder and each other member of the Founder Family Group are citizens of the United States. The principal address of the Founder and each member of the Founder Family Group is c/o Hamm Capital LLC, P.O. Box 1295, Oklahoma City, Oklahoma 73101.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer by Omega Acquisition, Inc., an Oklahoma corporation (the “Purchaser”), 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and affiliate of the Company, to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities (collectively, the “Founder Family Rollover Shareholders”); and (ii) Shares underlying unvested Company RS Awards (such Shares, together with the Shares referred to in clause (i), the “Rollover Shares” and the holders of such Rollover Shares, the “Rollover Shareholders”), for $74.28 per Share (the “Offer Price”), in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). As of the date of this Schedule 14D-9, the Founder Family Rollover Shareholders currently own approximately 299.7 million Shares, representing approximately 83% of the outstanding Shares. No offer is being made for any Rollover Shares. If the Merger (as defined below) occurs: (i) the Rollover Shares owned by the Founder Family Rollover Shareholders and outstanding immediately prior to the Merger Effective Time (as defined below) will be converted into an identical number of newly issued shares of the Surviving Corporation (as defined below) having identical rights to the previously existing Shares held by such holder, and such converted shares of the Surviving Corporation will be the only capital stock of the Surviving Corporation; and (ii) the Rollover Shares underlying each unvested Company RS Award will be replaced with a restricted stock unit award covering the same number of shares of the Surviving Corporation as the number of Shares covered by the Company RS Award immediately prior to the Merger Effective Time (assuming that a share of the Surviving Corporation immediately following the Merger Effective Time has the same value as a Share immediately prior to the Merger Effective Time) that provides the holder of such cancelled Company RS Award with the right to receive, upon vesting of such replacement award, at the Surviving Corporation’s sole discretion, for each share of common stock of the Surviving Corporation covered by such a share of the replacement award (i) a share of the Surviving Corporation, (ii) a cash amount having substantially equivalent value to the consideration described in clause (i), or (iii) a combination of cash and shares (including fractional shares) of the Surviving Corporation that, together, have substantially equivalent value to the consideration described in clause (i), in each case, together with any unpaid dividends accrued on such Company RS Award. The Founder has formed the Purchaser for the purpose of engaging in the transactions contemplated by the Merger Agreement (defined below) (the “Transactions”), including the Offer and the Merger. To date, the Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger.

The Offer is described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by the Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on October 24, 2022. The Offer to Purchase and form of Letter of Transmittal are being mailed to holders of Shares along with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 16, 2022 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), between the Company and the Purchaser. The Merger Agreement is summarized in Section 16, titled “The Merger Agreement,” of the Offer to Purchase. The Merger Agreement provides that promptly (and, in any event, within two business days) after the Expiration Time (as defined below) and subject to the terms and conditions of the Merger Agreement, the Purchaser will accept for payment and pay for, or cause to be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). Immediately prior to the Acceptance Time, Founder will contribute 100% of the capital stock of the Purchaser to the Company, as a result of which the Purchaser will become a wholly owned subsidiary of the Company. As soon as practicable following the Acceptance Time, if the conditions to the Merger are satisfied or waived (to the extent waivable), the Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger wholly owned by the Founder Family Rollover Shareholders (the “Surviving Corporation”). As a result of the Merger, the Company’s Shares will cease to be listed on the New York Stock Exchange and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Merger will be governed by Section 1081.H of the General Corporation Act of the State of Oklahoma (the “OGCA”), under which no shareholder vote is required to consummate the Merger. As of the date of filing of this Schedule 14D-9, the Transaction is expected to close during the fourth quarter of 2022.

At the effective time of the Merger (the “Merger Effective Time”), each Share outstanding as of immediately prior to the Merger Effective Time (other than: (i) the Rollover Shares; (ii) Shares owned by the Company as treasury stock or owned by any wholly owned subsidiary of the Company, including Shares irrevocably accepted by the Purchaser pursuant to the Offer; and (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 1091 of the OGCA, in each case, as determined immediately prior to the Merger Effective Time) shall automatically be converted into the right to receive the Offer Price, in cash, without interest and subject to deduction for any required withholding taxes. The treatment of outstanding Company equity awards is discussed below under “Arrangements with Current Executive Officers and Directors of the Company” in Item 3.

Contemporaneously with the execution and delivery of the Merger Agreement, the Company and the Founder Family Rollover Shareholders entered into a Non-Tender and Support Agreement, dated October 16, 2022 (the “Support Agreement”), with the Purchaser pursuant to which each Founder Family Rollover Shareholder agreed, among other things, not to tender any of the Shares beneficially owned by such person in the Offer. As of the date of this Schedule 14D-9, the Founder Family Rollover Shareholders own, in the aggregate, approximately 83% of the outstanding Shares.

Contemporaneously with the execution and delivery of the Merger Agreement, the Founder entered into a limited guarantee in favor of the Company, dated October 16, 2022 (the “Limited Guarantee”), with respect to certain obligations of the Purchaser under the Merger Agreement, including, under certain circumstances, a guarantee of payment for up to $274 million of the Purchaser’s obligations to consummate the Offer and the Merger, provided, that the Company may only enforce such guarantee in connection with the consummation of the Offer and the Merger.

The Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on October 24, 2022 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m., New York City time, on November 21, 2022, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the commencement of the Offer (the “Expiration Time”).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement and the descriptions contained in the Offer to Purchase and the Letter of Transmittal. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or the Schedule TO or as otherwise incorporated in such schedules by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Founder Family Group or their respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, on the other hand.

In connection with the consideration of the non-binding proposal (the “Proposal”) from the Founder to pursue the Offer, the Company’s board of directors (the “Company Board”) formed a special committee (the “Special Committee”) comprised of Ellis L. McCain and Timothy G. Taylor (Chairman of the Special Committee), each of whom is an independent director of the Company and is independent of the Company’s management and the Founder Family Group, and each of whom has no interest in the Proposal, the Offer or the Merger that is different from, or in addition to, the interests of the Public Shareholders (as defined herein), to act on behalf of the Company to, among other things: (i) review and evaluate the terms and conditions, and to determine the advisability of, the Proposal; (ii) to negotiate with the Founder, the Founder Family Group or any of their affiliates (or any other party the Special Committee deems appropriate) with respect to the terms and conditions of the Proposal and, if the Special Committee deems appropriate, but subject to the limitations of applicable law, approve the execution and delivery of documents in connection with the Proposal on behalf of the Company; (iii) to determine whether such a transaction negotiated by the Special Committee is fair to, and in the best interests of, the Company and its shareholders (including the Public Shareholders); and (iv) to recommend to the Company Board what action, if any, should be taken by the Company Board with respect to a potential transaction relating to the Proposal (including recommending not to pursue a potential transaction with the Founder with respect to the Proposal). See “Background of the Offer and the Merger” and “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” in Item 4.

The Special Committee and the Company Board were aware of the contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger” in Item 4.

Arrangements between the Company, the Purchaser, the Founder Family Group and Certain of their Affiliates.

The Merger Agreement

A summary of the Merger Agreement is contained in Section 16, titled “The Merger Agreement,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company and the Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company or the Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to the Founder and the Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations between the Company and the Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company or the Purchaser. The representations and warranties set forth in the

Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Support Agreement

A summary of the Support Agreement is contained in Section 12, titled “Related Party Transactions; Support Agreement,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Support Agreement. A copy of the Support Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Limited Guarantee

A summary of the Limited Guarantee is contained in Section 12, titled “Related Party Transactions; Limited Guarantee,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Limited Guarantee. A copy of the Limited Guarantee is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by the Founder Family Group

The Founder Family Rollover Shareholders are the beneficial owners of an aggregate of approximately 299.7 million Shares.

According to the Schedule TO, except as described in the Offer to Purchase or Schedule I to the Offer to Purchase: (i) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, none of the persons listed in Schedule I to the Offer to Purchase or any associate of any such persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of the Offer to Purchase, there have been no transactions between the Founder Family Group, or, to the Founder Family Group’s knowledge, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under the SEC’s rules and regulations; (v) during the two years before the date of the Offer to Purchase, there have been no contacts, negotiations or transactions between the Founder Family Group, or, to the Founder Family Group’s knowledge, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to the Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of the Offer to Purchase has made a recommendation either in support of or opposed to the Offer or the Merger and (viii) neither the Founder Family Group, or, to the Founder Family Group’s knowledge, the persons listed in Schedule I to the Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Special Committee and the Company Board set forth in “Recommendation of the Special Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as shareholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other shareholders generally.

The Special Committee and the Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Public Shareholders tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

Shareholders should take these interests into account in deciding whether to tender their Shares in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Consideration for Shares Tendered Pursuant to the Offer or Cashed Out in the Merger

If the Company’s executive officers and directors who own Shares (other than Company RS Awards) tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other shareholders of the Company. If such executive officers and directors do not tender their Shares (other than Company RS Awards) for purchase pursuant to the Offer, but the consummation of the Offer occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of October 16, 2022, the executive officers and directors of the Company beneficially owned, in the aggregate, 218.4 million Shares, including approximately 1.6 million Shares subject to outstanding Company RS Awards and approximately 213.4 million Rollover Shares, which are discussed below in “Effect of the Offer and the Merger on Stock Awards.” If the directors and executive officers were to tender all of the approximately 3.4 million of these Shares that are not subject to Company RS Awards and not Rollover Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Purchaser, or if the Shares were to be cashed out in the Merger, then the directors and officers would receive an aggregate of $256.2 million in cash.

Effect of the Offer and the Merger on Stock Awards

The Offer and the Merger do not result in accelerated vesting of any Company RS Awards held by any executive officer or director. Pursuant to the Merger Agreement, at the Merger Effective Time, each unvested restricted stock award (a “Company RS Award”) issued under the Company’s long-term incentive compensation plans, that is outstanding immediately prior to the Merger Effective Time will be replaced with a restricted stock unit award covering the same number of shares of the Surviving Corporation as the number of Shares covered by the Company RS Award immediately prior to the Merger Effective Time (assuming that a share of the Surviving Corporation immediately following the Merger Effective Time has the same value as a Share immediately prior to the Merger Effective Time) that provides the holder of such cancelled Company RS Award with the right to receive, upon vesting of such replacement award, at the Surviving Corporation’s sole discretion, for each share of common stock of the Surviving Corporation covered by such a share of the replacement award (i) a share of the Surviving Corporation, (ii) a cash amount having substantially equivalent value to the consideration described in clause (i), or (iii) a combination of cash and shares (including fractional shares) of the Surviving Corporation that, together, have substantially equivalent value to the consideration described in clause (i), in each case, together with any unpaid dividends accrued on such Company RS Award (the “Replacement RSU Awards”). As a result, the executive officers and directors that own Company RS Awards will continue to benefit from any future increase in value of the Company, as well as bear the burden of any future decrease in the value of the Company.

The following table sets forth as of October 16, 2022 the number of Shares beneficially owned by each of our executive officers and directors that are not Rollover Shares and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price and the number of Shares underlying outstanding Company RS Awards.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares(2)	Number of Shares underlying Company RS Awards
William B. Berry, Chief Executive Officer and Board of Directors	554,596	$41,195,391	773,869
Robert D. Lawler, President and Chief Operating Officer	—	$—	185,335
John D. Hart, Chief Financial Officer and Executive Vice President of Strategic Planning	272,479	$20,239,740	256,168
Shelly Lambertz, Executive Vice President, Chief Culture and Administrative Officer and Board of Directors	—	$—	111,169
Jeffery B. Hume, Vice-Chairman, Strategic Growth Initiatives	2,184,423	$162,258,940	66,358
James R. Webb, Senior Vice President, General Counsel, Chief Risk Officer and Secretary	15,132	$1,124,005	130,012
Robert Hagens, Senior Vice President, Land	25,878	$1,922,218	68,929
Harold G. Hamm, Chairman of Board of Directors	—	$—	10,405
John T. McNabb II, Board of Directors	56,673	$4,209,670	3,469
Lon McCain, Board of Directors	43,125	$3,203,325	3,469
Mark E. Monroe, Board of Directors	242,619	$18,021,740	3,469
Timothy G. Taylor, Board of Directors	53,616	$3,982,596	3,469
All of our current executive officers and directors as a group (12 persons)	3,448,541	$256,157,625	1,616,121

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company RS Awards held by each individual are excluded from this column.
(2)	Calculated as the number of Shares beneficially owned (excluding the number of shares underlying Company RS Awards) multiplied by the Offer Price.

Golden Parachute Compensation

The Offer and the Merger do not result in the acceleration of payment of any other cash incentive compensation awards or equity-based compensation awards held by any director or executive officer, nor will they trigger any severance or other benefits to any director or executive officer, including any “golden parachute” compensation as contemplated by Item 402(t) of Regulation S-K.

Executive Officer and Director Arrangements Following the Merger

The Merger Agreement provides that from and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of the Purchaser at the Merger Effective Time shall be the directors of the Surviving Corporation and the officers of the Company at the Merger Effective Time shall be the officers of the Surviving Corporation. As of the date of this Schedule 14D-9, the Surviving Corporation has not entered into any new or revised compensation arrangements with any of the directors or officers of the Company for their service following the Merger Effective Time, and it does not anticipate any new or revised arrangements, other than any documentation that would be necessary in connection with Replacement RSU Awards.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, to the extent required, an appropriate committee of the Company Board or the Company Board directly, as applicable, will take such steps to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act each employment compensation, severance or other employee benefit arrangement that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries or any affiliate of the Purchaser with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification. Specifically, the Surviving Corporation has agreed, for a period of six years following the Merger Effective Time, to indemnify and hold harmless the present and former officers, directors, employees, trustees, members, fiduciaries, and agents of the Company and its subsidiaries and any individuals serving in such capacity at or with respect to other persons at the Company’s or its subsidiaries’ request (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including advancing attorneys’ fees and expenses or other necessary expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by applicable law; provided, that such advance may be conditioned upon the Surviving Corporation’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by a final non-appealable judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to the Merger Agreement), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Merger Effective Time, in each case to the fullest extent permitted by the OGCA or any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement provided that all rights to indemnification in respect of any claim made within such period will continue until the disposition of the applicable action or resolution of the applicable claim.

In addition, for six years after the Merger Effective Time, the Surviving Corporation has agreed to cause to be maintained in effect provisions in the Surviving Corporation’s and its subsidiaries’ certificates of incorporation and bylaws and other organizational documents (or in such documents of any successor to the business of the Surviving Corporation and its subsidiaries) regarding limitation of liability of directors, indemnification of directors, officers and employees and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement. The Merger Agreement also provides that, prior to the Merger Effective Time, the Company will purchase a “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries (collectively, “D&O Insurance”) with respect to matters arising on or before the Merger Effective Time, with a term of not less than six years after the Merger Effective Time, in each case with respect to any claim related to any period of time at or prior to the Merger Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance in effect as of the date of the Merger Agreement.

Compensation of the Special Committee

The Special Committee consists of two independent and disinterested members of the Company Board, Ellis L. McCain and Timothy G. Taylor (Chairman of the Special Committee). Neither Mr. McCain nor Mr. Taylor has received any additional compensation for his service on the Special Committee, but the Company Board expects that it will consider the payment of reasonable and customary compensation to Messrs. McCain and Taylor prior to the closing of the Transactions.

Section 16 Matters

Pursuant to the Merger Agreement, the Company and the Company Board have taken or intend to take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Special Committee and the Board of Directors.

The Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal and financial advisors and has unanimously: (i) determined that the Merger Agreement, the Support Agreement and the Limited Guarantee and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares other than any holder of Rollover Shares or an affiliate thereof or of the Company, the “Public Shareholders” or the “Unaffiliated Shareholders”); (ii) recommended that the Company Board approve, adopt and declare advisable the Merger Agreement; (iii) recommended that the Company Board approve the execution, delivery and performance by the Company of the Merger Agreement, the Support Agreement and the Limited Guarantee, and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; and (iv) recommended that the Public Shareholders tender their Shares into the Offer (which recommendation’s continuing effect shall subject to the terms and conditions of the Merger Agreement and the Special Committee’s rights thereunder).

The Company Board has, upon the unanimous recommendation of the Special Committee: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Public Shareholders; (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 1081.H of the OGCA; and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their Shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Founder and Shelly G. Lambertz recused themselves from the Company Board approval due to their status as Founder Family Rollover Shareholders.

Background of the Offer and the Merger

The Company has been majority owned by the Founder and/or the Founder Family Rollover Shareholders since its IPO in 2007. The Founder Family Rollover Shareholders currently own approximately 83% of the outstanding Shares. Since the Company’s IPO, the Founder and the Founder Family Rollover Shareholders have continually reviewed, considered and evaluated their ongoing investment in the Company, how to maximize its value and potential options with respect thereto, including, among others, strategic acquisitions and dispositions, development agreements with third parties, dividends, debt reduction and the potential purchase of all or a portion of the remaining outstanding Shares.

To this end, at the Founder’s request, representatives of Vinson & Elkins L.L.P. (“V&E”), the Founder’s legal advisor, and Intrepid, the Founder’s financial advisor, engaged in discussions with and provided information to the Founder in the fall of 2021 regarding the implications of, and certain considerations associated with, a potential going-private transaction, as well as information regarding other potential strategic transactions. After considering the alternatives, the Founder determined in mid-October 2021 not to pursue further consideration of a going private transaction for various reasons, including the opportunity for the Company to pursue a strategic acquisition. As a result, the Founder, V&E and Intrepid ceased evaluation of a potential going private transaction, and in late 2021 and early 2022, the Company pursued strategic acquisitions of approximately 150,000 and 244,000 net acres located in Texas and Wyoming, respectively, for aggregate cash consideration of approximately $4.0 billion.

During the week of May 23, 2022, the Founder advised certain members of Company management that he desired to again evaluate a potential going private transaction involving the Company (the “Proposed Transaction”) as well as other alternatives. In addition, during the same week, the Founder contacted representatives of Intrepid to begin discussing Intrepid’s potential engagement to advise the Founder in connection with his consideration of the Proposed Transaction and other alternatives. During the following days, Intrepid requested and received certain due diligence items to assist with its evaluation of potential alternatives, including the Proposed Transaction. Later that week, representatives of Intrepid distributed a draft of an engagement letter (the “Intrepid Engagement Letter”) to the Founder.

On June 1, 2022, representatives of Intrepid and the Founder met to consider and evaluate the Proposed Transaction and other strategic alternatives. On June 2, 2022, representatives of V&E distributed to Company and Intrepid representatives information regarding transaction structuring, tax and other legal considerations, as well as employee benefits considerations in connection with the Proposed Transaction. On June 3, 2022, representatives of Company management, V&E and Intrepid held a meeting via telephone to discuss financing considerations in connection with the Proposed Transaction. During that same week, discussions regarding the terms of Intrepid’s engagement, including its proposed compensation and the scope of its engagement, occurred among representatives of Intrepid and V&E, with Company management being consulted during the process, as needed. In addition, representatives of V&E began to prepare, and ultimately circulated to the Founder, representatives of Intrepid and Company management, additional legal analysis to aid in the consideration of the Proposed Transaction.

On the morning of June 13, 2022, the Founder advised Company management that he would make a decision in the near term with respect to whether or not to proceed with the Proposed Transaction.

During the course of that day, representatives of V&E also distributed drafts of certain documents to the Founder, Intrepid and Company management in the event the Founder determined to proceed with the Proposed Transaction, including drafts of: (i) a non-binding offer letter to the Company Board with respect to the Proposed Transaction (the “Offer Letter”); (ii) Company Board resolutions approving the formation of the Special Committee; and (iii) a press release describing the terms of the Offer Letter. During the evening of June 13, 2022, the Founder and Intrepid executed the Intrepid Engagement Letter, formally engaging Intrepid as the Founder’s financial advisor, and the Founder delivered a finalized Offer Letter to the Company Board. As of the close of trading on June 13, 2022, the trading price of the Shares was quoted at $64.50 per Share. The Offer Letter contained a proposed price of $70.00 per Share, representing an approximate 9% premium to such closing price and an approximate 11% and 21% premium to the volume weighted average price during the last 30 trading days through June 13, 2022 and from January 3, 2022 through June 13, 2022, respectively. On the same day, the nearest futures contract settlement price for NYMEX West Texas Intermediate (“WTI”) crude oil (the “WTI Prompt Price”) was $120.93 and the average of the settlement prices of WTI futures contracts for the months of January 2023 through December 2025 (the “WTI 3-Year Forward Price”) was $88.28.

On June 14, 2022, prior to market open, the Company Board held a meeting via videoconference to discuss the Offer Letter and consider the formation of a Special Committee consisting of independent and disinterested directors unaffiliated with the Founder Family Group to evaluate the Offer Letter and consider the Proposed Transaction. Representatives of V&E were present and outlined fiduciary duty and process considerations for the Company Board. Following that presentation, the Company Board approved the formation of the Special Committee, with Messrs. McCain and Taylor appointed as its members and Mr. Taylor serving as its Chairman. The Company Board confirmed the independence of Messrs. McCain and Taylor for purposes of serving on the Special Committee and delegated to the Special Committee full power and authority to:

•	review and to evaluate the terms and conditions, and to determine the advisability of, the Proposed Transaction;

•

negotiate with the Founder (or any other party the Special Committee deemed appropriate) with respect to the terms and conditions of the Proposed Transaction and, if the Special Committee deemed appropriate, but subject to the limitations of applicable law, approve the execution and delivery of documents in connection with any Proposed Transaction on behalf of the Company;

•

determine whether a Proposed Transaction negotiated by the Special Committee is fair to, and in the best interests of, the Company and its shareholders, including the Public Shareholders, with the instruction that the Special Committee would have no duty to consider the interests of the Founder and the other Founder Family Rollover Shareholders as controlling affiliates of the Company;

•

solicit the views of the Company’s executive, financial, and other officers regarding the terms and conditions of a Proposed Transaction and on any reports, studies or similar information pertaining to a Proposed Transaction provided to the Special Committee by advisors or agents retained by the Special Committee; and

•

recommend to the full Company Board what action, if any, should be taken by the Company Board with respect to a Proposed Transaction (including recommending not to pursue a Proposed Transaction) and further providing that the Board would not approve the Proposed Transaction without a prior favorable recommendation of the Special Committee.

The Company Board also authorized the Special Committee to retain, at the Company’s expense, the Special Committee’s own legal and financial advisors to assist the Special Committee.

That same day, also prior to the opening of trading on the NYSE, the Company issued a press release announcing, and made required securities law filings disclosing, the receipt of the Offer Letter. In addition, both the Founder and William B. Berry, the Company’s President and Chief Executive Officer, sent an email to the Company’s employees. The email informed the employees of the receipt of the Offer Letter, the process that would occur as a result of its receipt and the potential impact of the Proposed Transaction, if consummated, on the Company’s employees. The email from Mr. Berry also included a set of anticipated “frequently asked questions” related to the foregoing matters for the reference of employees.

On June 15, 2022, the Founder Family Group (excluding the Purchaser) filed amendments to their respective Schedule 13Ds describing the Offer Letter and the Proposed Transaction. In addition, representatives of Company management, V&E, and Intrepid began to establish a virtual data room for due diligence information.

In the several days following its formation, the Special Committee conducted interviews with several law firms to serve as its potential legal advisor and reviewed information regarding each such law firm’s expertise, experience, qualifications, and any existing or prior relationships with the Company or the Founder and the Founder Family Group. Following its review, the Special Committee selected Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as its legal advisor and requested that it review the Company Board resolutions providing for the formation of the Special Committee.

On June 20, 2022 and June 23, 2022, the Special Committee held meetings with representatives of Wachtell Lipton via videoconference to discuss general transaction process considerations and next steps, including selection of a financial advisor. The representatives of Wachtell Lipton also discussed certain legal matters with the Special Committee at these meetings, including with respect to the fiduciary duties of directors under the circumstances regarding the Proposed Transaction. They also provided advice to the Special Committee regarding the sufficiency of the Company Board resolutions providing for the formation of the Special Committee. During the June 20, 2022 meeting, the Special Committee requested that Wachtell Lipton provide information regarding potential financial advisors the Special Committee could retain. Wachtell Lipton subsequently provided the requested information. During the meeting on June 23, 2022, the Special Committee requested that Wachtell Lipton request information from, and set up interviews with, certain potential financial advisors.

During the week of June 20, 2022, a Company shareholder, Smead Capital Management, Inc. (“Smead”), expressed concerns about the price proposed by the Founder in the Proposed Transaction during a telephone call with representatives of the Company. From time to time thereafter, Smead continued to raise its price concerns publicly (through the press, social media and similar forums) and privately to representatives of the Special Committee (as discussed below).

During the period of June 24 through June 27, 2022, the Special Committee interviewed several financial advisors and reviewed information regarding each such financial advisor’s expertise, experience, qualifications, and any existing or prior relationships with the Company or the Founder. Following its review, the Special Committee selected Evercore as its financial advisor, began to review the terms of Evercore’s draft engagement letter (the “Evercore Engagement Letter”) with the assistance of Wachtell Lipton and instructed Evercore to begin engaging with the Company with respect to its due diligence process. The Special Committee and Wachtell Lipton proceeded to negotiate the terms of the Evercore engagement with Evercore over the next two weeks.

On June 30, 2022, at the request of the Special Committee, Evercore delivered its due diligence request list to the Company. Company management and Evercore also engaged in a videoconference to coordinate the due diligence process. Evercore commenced its due diligence review on July 1, 2022. From July 1 through the execution of the Merger Agreement, Evercore’s due diligence with respect to the Company continued. During the course of such due diligence, representatives of Intrepid, Evercore, Company management, V&E and Wachtell Lipton conducted numerous calls with respect to diligence matters, including a conference call on July 7, 2022 to discuss the Company’s net asset value (“NAV”) model and additional calls on July 8, 2022 to discuss technical data validation matters and valuation assumptions underlying the Company’s non-E&P assets. Throughout this period, in response to requests from Evercore on behalf of the Special Committee, the Company provided Evercore with updated information as requested by Evercore.

On July 7, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton met via videoconference to discuss due diligence conducted to date.

On July 8, 2022, the Founder and Intrepid held an in person meeting in Houston, Texas to discuss market conditions and the potential effect of declines in crude oil prices on the valuation of the Company in the Proposed Transaction. On July 8, 2022, the WTI Prompt Price and WTI 3-Year Forward Price were $104.79 and $78.42, respectively, and the Shares closed at $65.21 per Share.

On July 14, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton met via videoconference for the Special Committee to receive an additional update on Evercore’s due diligence process. At the meeting, representatives of Wachtell Lipton also discussed recent outreach from representatives of Smead seeking an audience with the Special Committee and/or its financial advisor. The Special Committee instructed Wachtell Lipton to speak with representatives of Smead with the purpose of understanding Smead’s concerns in greater detail and report back its findings to the Special Committee.

Later on July 14, 2022, representatives of Wachtell Lipton met via telephone with representatives of Smead. The representatives of Smead indicated their concern that any valuation of the Company by the Special Committee and its financial advisor take into account, among other things, the value of the Company’s mineral rights, midstream assets, carbon capture and sequestration investments (including its strategic partnership with Summit Carbon Solutions) and the expected development and production profile of the Company’s Bakken assets. Following this meeting, representatives of Smead requested a further opportunity to meet with the members of the Special Committee and its financial advisor.

Also on July 14, 2022, Evercore, the Special Committee, and the Company executed the Evercore Engagement Letter.

On July 15, 2022, Company management hosted a management due diligence session in person and via videoconference for Evercore that was also attended by the Special Committee and representatives of V&E, Intrepid, and Wachtell Lipton. In response to questions posed by Evercore, Company management provided information regarding Company strategy, prospects, operations, financial performance, liquidity, capital resources and similar matters. During this meeting, Evercore requested that the Company run a price sensitivity for the Company Financial Projections (as defined herein) using updated NYMEX strip and consensus data as of July 14, 2022. The Company ran the price sensitivity accordingly and posted that forecast to the virtual data room.

Between July 15, 2022 and July 28, 2022, Evercore requested additional price sensitivities of the Company Financial Projections at July 20, 2022 for both NYMEX strip and consensus data. During this time, Evercore additionally requested additional price sensitivities, which the Company provided.

On July 25, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton met via videoconference, during which meeting the representatives of Evercore presented Evercore’s preliminary valuation analysis based on due diligence conducted to date. The representatives of Wachtell Lipton reported to the Special Committee on the meeting with representatives of Smead on July 14. Following discussion of Evercore’s valuation analyses and confirmation that all matters raised by Smead had been considered by Evercore in its analysis, the Special Committee determined to meet again later that week to discuss next steps. In part due to the information from the meeting Wachtell Lipton held with representatives of Smead, as well as public comments attributed to Smead regarding the Proposed Transaction, based on advice from Wachtell Lipton and after consulting with Evercore, the Special Committee declined to meet with Smead.

On July 26, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton met via videoconference to discuss Evercore’s initial valuation analysis, at which meeting the Special Committee requested that Evercore conduct certain additional analyses in advance of the next meeting, to be held on July 28, 2022.

On July 28, 2022, the Company issued a press release and filed its Quarterly Report on Form 10-Q disclosing information with respect to its financial position, as of the end of, and its financial and operational performance for, the second quarter of 2022. The press release also confirmed the Special Committee had been formed and that its evaluation was ongoing.

On July 28, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton held an update meeting via videoconference for Evercore to present supplemental valuation analysis materials. Following discussion with the representatives of Evercore and Wachtell Lipton, the Special Committee determined to make a counterproposal to the Founder’s initial proposal at a price of $81.25 per Share and directed Evercore to communicate the counterproposal to Intrepid on behalf of the Special Committee, along with certain aspects of the Special Committee’s rationale in making a counterproposal at that valuation. The Special Committee further instructed Evercore to communicate that the Special Committee’s counterproposal assumed that the Proposed Transaction would be subject to a non-waivable condition that a majority of the outstanding Shares owned by holders other than the Founder Family Rollover Shareholders have tendered their Shares in the Offer or voted their Shares in favor of the Proposed Transaction, as applicable (a “majority of the minority approval condition”).

Additionally, on July 28, 2022, representatives of Evercore met via telephone with representatives of Intrepid to present the Special Committee’s initial counterproposal of $81.25 per Share (as compared to $70.00 per Share proposed by the Founder in his initial offer). Evercore stated during the call that the Special Committee had considered the following factors, among others, in formulating its counterproposal: (i) the Company has significant free cash flow (“FCF”); (ii) the Company could use that FCF to self-finance all or a portion of the Proposed Transaction and/or accelerate its development program, thereby increasing the Company’s net present value; and (iii) trading multiples for peer exploration and production companies were at historically low levels.

On August 1, 2022, representatives of Intrepid and Evercore met to discuss the Special Committee’s counterproposal in more detail, including Evercore’s approach to valuation and the methodologies used and financial metrics evaluated. The discussion focused on Evercore’s and Intrepid’s respective views regarding commodity price assumptions, discount rates, appropriate deviations from management’s model, production assumptions, cost and capital expenditure assumptions, treatment of non-upstream assets and other items.

Following this meeting, on the afternoon of August 1, 2022, the Founder and Intrepid discussed a number of financial metrics with particular focus on the decline in crude oil prices since the date of the Offer Letter and similar declines in peer company trading prices. Following these discussions, representatives of Intrepid delivered the Founder’s counterproposal to representatives of Evercore of $70.25 per Share.

Also on August 1, 2022, Evercore conveyed the Founder’s counterproposal to the Special Committee at a meeting held via videoconference, which was also attended by Wachtell Lipton. The Special Committee discussed the Founder’s counterproposal price of $70.25 per Share in additional detail as well as information from Intrepid regarding the counterproposal. At the conclusion of this discussion, the Special Committee determined to have another meeting the following day to discuss potential next steps.

On August 2, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton met again via videoconference to discuss further the Founder’s most recent proposal of $70.25 per Share and potential next steps in responding thereto. The Special Committee determined to counter at a price of $78.50 per Share and directed Evercore to relay the counterproposal to Intrepid, reiterating that the Special Committee’s counterproposal included the assumption of a majority of the minority approval condition. Representatives of Evercore contacted representatives of Intrepid to deliver this counterproposal later that day. Representatives of Intrepid advised the Founder of the counterproposal.

On August 3, 2022, representatives of Intrepid delivered the Founder’s counterproposal to Evercore of $70.50 per Share. The representatives of Intrepid also provided information regarding the level of then current crude oil prices as compared to such prices as of the date of the Offer Letter, emphasizing that the WTI Prompt Price had declined from $120.93 per barrel on June 13, 2022 to $94.42 per barrel on August 2, 2022. Intrepid’s analysis also described a decline in peer E&P company stock prices of an average of approximately 14% since the initial offer was made. The Special Committee and representatives of Evercore and Wachtell Lipton held a meeting later that same day at which the representatives of Evercore conveyed, and the Special Committee and its advisors discussed, the Founder’s $70.50 per Share counterproposal, as well as certain information regarding peer trading multiples presented by Evercore to the Special Committee.

On August 4, 2022, the Special Committee and representatives of Evercore and Wachtell Lipton met again via videoconference to further discuss the Founder’s latest offer of $70.50 per Share and the changes in crude oil prices and other peer trading information presented by Evercore. Following discussion, the Special Committee directed Evercore to convey a counterproposal to Intrepid at a price of $78.25 per Share, which representatives of Evercore did later that day.

On August 30, 2022, Intrepid delivered a counterproposal on behalf of the Founder to Evercore of $71.50 per Share.

That same day, representatives of Evercore reported the Founder’s counterproposal of $71.50 per Share to the Special Committee at a meeting, held via videoconference, which was also attended by Wachtell Lipton. At the meeting, the Special Committee instructed Evercore to request updated financial information from the Company for the Special Committee to review and consider in evaluating the Founder’s latest counterproposal.

On August 31, 2022, Evercore submitted a supplemental due diligence request to the Company seeking information regarding the Company’s performance during the second quarter of 2022. In addition, in light of changes in oil and natural gas prices, Evercore requested that the Company prepare a price sensitivity case of the Company Financial Projections using crude oil and natural gas price assumptions reflecting the then current market conditions. That same day, the Company provided the requested information.

On September 2, 2022, the Special Committee held a meeting via videoconference, also attended by representatives of Evercore and Wachtell Lipton, at which Evercore presented the updated price sensitivity cases for the Company Financial Projections provided by the Company, as well as updated financial analyses relating to the Proposed Transaction and the Founder’s counterproposal of $71.50 per Share. After discussion with the representatives of Evercore and Wachtell Lipton, the Special Committee instructed Evercore to communicate a counterproposal of $75.75 per Share to Intrepid on behalf of the Special Committee, noting that such counterproposal assumed a majority of the minority approval condition. The Special Committee also instructed its representatives to seek an in person meeting among the Special Committee, the Founder and their respective representatives in order to progress the transaction negotiations. The Special Committee and representatives of Evercore met again later that day to further discuss Evercore’s most recent analyses and confirm the Special Committee’s counterproposal. Later that day, Evercore delivered the counterproposal to Intrepid and suggested an in person meeting among the Special Committee, the Founder and their respective advisors.

On September 15, 2022, the Founder and the Special Committee, together with representatives of Evercore, Intrepid, Wachtell Lipton and V&E, met in-person in Oklahoma City. The Founder opened the meeting by noting that crude oil prices as well as peer stock prices had declined materially since the date of the original $70.00 per Share proposal. Following this discussion, the Founder delivered a counterproposal to the Special Committee of $72.00 per Share. After considering the Founder’s counterproposal and meeting with its advisors, the Special Committee delivered a counterproposal to the Founder of $75.00 per Share, including a majority of the minority approval condition. After considering the Special Committee’s counterproposal and meeting with his advisors, the Founder delivered a counterproposal to the Special Committee of $73.50 per Share, which he described as his best and final offer. The Founder’s counterproposal explicitly rejected a majority of the minority approval condition. The Special Committee advised the Founder and his advisors that it needed more time to consider the Founder’s counterproposal, and the meeting was adjourned.

On September 16, 2022, the Special Committee held a meeting via videoconference, also attended by representatives of Evercore and Wachtell Lipton, to debrief and discuss next steps following the previous day’s meeting with the Founder and his advisors. Following discussion, the Special Committee instructed Evercore to request, and representatives of Evercore requested, that the Company prepare an additional price sensitivity case of the Company Financial Projections using crude oil and natural gas price assumptions reflecting the then-current market conditions. The Company responded to such request that evening.

On September 18, 2022, representatives of Evercore presented supplemental valuation analysis materials to the Special Committee at a meeting held via videoconference, which was also attended by representatives of Wachtell Lipton, utilizing the most recent price sensitivities for the Company Financial Projections. Following discussion of Evercore’s valuation analysis, the negotiations to date and potential next steps, the Special Committee determined to seek a meeting directly with the Founder for the following day to convey a counterproposal of $74.50 per Share.

On September 19, 2022, the Special Committee had a meeting with the Founder via videoconference, at which the Special Committee delivered a counterproposal to the Founder of $74.50 per Share (as compared to the

Founder’s last proposal of $73.50 per Share), stating that the proposal was conditioned on the Founder’s agreement to customary terms and conditions to be set forth in a merger agreement, but, subject to the Founder’s agreement to the price of $74.50 per Share, the transaction would not need to include a majority of the minority approval condition. The Founder did not accept the Special Committee’s counterproposal with respect to purchase price and also reiterated his position that a majority of the minority approval condition would not be acceptable in any event. The Founder also provided information to the Special Committee with respect to the downward pressure on the Shares and on the shares of the Company’s peers in light of the level of short interest in the Company and its peer companies. A representative of Intrepid provided that same information to a representative of Evercore. The Founder also indicated his belief, based on the Company’s peers’ recent share price performance, that the Company’s stock price would decline significantly from its then current level if the Founder withdrew his proposal.

Later on September 19, 2022, the Special Committee held a meeting via videoconference, also attended by representatives of Evercore and Wachtell Lipton, to discuss the Special Committee’s conversation with the Founder. The Special Committee determined to meet again within the next several days to discuss in greater detail potential next steps with respect to the transaction negotiations.

On September 23, 2022, the Special Committee held a meeting via videoconference, also attended by representatives of Evercore and Wachtell Lipton, to discuss potential next steps in the transaction process. Among other things, the Special Committee and the representatives of Evercore and Wachtell Lipton discussed the Special Committee’s perspectives on transaction valuation and the status of negotiations with the Founder. The Special Committee also discussed with its advisors the potential benefit of requesting an in person meeting between the Founder and the Special Committee to explore whether the parties could reach a mutually acceptable agreement in principle with respect to purchase price. Later that day, at the Special Committee’s instruction, representatives of Evercore relayed to representatives of Intrepid that the Special Committee would be interested in meeting in person with the Founder. A meeting was tentatively scheduled to be held during the week of October 3, 2022, to be attended by the Special Committee, the Founder and representatives of Wachtell Lipton and V&E.

On October 5, 2022, at the request of the Special Committee in anticipation of its upcoming in person meeting with the Founder, representatives of Evercore requested the Company to prepare another price sensitivity case of the Company Financial Projections using crude oil and natural gas price assumptions reflecting the then-current market conditions. The Company responded to such request that evening.

On October 7, 2022, the Founder and the Special Committee as well as representatives of Wachtell Lipton and V&E met in person in Oklahoma City. The parties invited each other to comment on their respective views of valuation and potential willingness to compromise on value. The Special Committee reiterated its reluctance to accept any price less than $74.00 per Share. The Founder indicated he was unwilling to agree to any price greater than $73.75 per Share. After meeting with his advisors, the Founder advised the Special Committee that he would be willing to proceed with a transaction at $74.00 per Share if the Merger Agreement incorporated an offer condition that, in light of the extreme volatility of crude oil prices, such prices shall not have declined by more than 15% at the expiration of the Offer, with a pricing formula to be agreed between the parties. After discussion with its advisors, the Special Committee advised the Founder that it was willing to proceed negotiating at that price and with such condition, subject to agreement on definitive documentation and other transaction terms. In addition, representatives of V&E and Wachtell Lipton discussed a potential timeline for completion of the negotiations regarding the definitive agreements for the Proposed Transaction and certain of the key terms that would need to be negotiated.

On October 8, 2022, representatives of V&E delivered an initial draft of the Merger Agreement to representatives of Wachtell Lipton.

On October 10, 2022, representatives of V&E delivered to Wachtell Lipton initial drafts of the Support Agreement and, later in the evening, the Limited Guarantee and a rider containing a proposed definition of

“Average Crude Oil Price” as part of the crude oil price condition (the “Average Crude Oil Price Condition”). On October 10, 2022, representatives of Wachtell Lipton and V&E held a video conference to discuss some of Wachtell Lipton’s preliminary concerns with respect to certain terms of the Proposed Transaction.

Also on October 10, 2022, the Special Committee held a meeting via videoconference with representatives of Evercore and Wachtell Lipton in attendance, at which the representatives of Wachtell Lipton discussed with the Special Committee on a preliminary basis certain of the provisions reflected in the draft transaction agreements received to date. The Special Committee instructed Wachtell Lipton to continue its review of the transaction agreements (including the Limited Guarantee upon receipt), to maintain ongoing dialogue with V&E, and to prepare revised drafts of the transaction agreements to be discussed at a subsequent meeting prior to being returned to V&E.

On October 13, 2022, the Special Committee held a meeting via videoconference with representatives of Evercore and Wachtell Lipton in attendance, at which the representatives of Wachtell Lipton led a further discussion with the Special Committee regarding the transaction agreements and potential responses to the Founder’s proposed terms as reflected in drafts received from V&E. Among other matters, the discussion focused on financing certainty, the conditions of the Offer (including the Average Crude Oil Price Condition), the parameters around the Special Committee’s ability to change its recommendation regarding the Proposed Transaction (including whether the fluctuations in price of crude oil would be included in the definition of “Intervening Event”), the nature of the obligations of the Founder included in the Limited Guarantee, the Company’s ability to pay a third quarter dividend to its shareholders (the “Q3 Dividend”), and the inclusion of a special dividend to be payable to the shareholders of the Company (other than the Founder Family Rollover Shareholders) in the event the Merger Agreement is terminated under certain circumstances (the “Unaffiliated Shareholder Termination Dividend”). The Special Committee instructed Wachtell Lipton to send revised drafts of the transaction agreements to V&E reflecting the positions discussed at the meeting and instructed Evercore and Wachtell Lipton to conduct a bring-down due diligence meeting with the Company, including with respect to the anticipated sources of financing for the Proposed Transaction.

Also on October 13, 2022, representatives of Wachtell Lipton delivered revised drafts of the Merger Agreement, the Support Agreement and the Limited Guarantee to representatives of V&E. Later that day, representatives of V&E and Wachtell Lipton held a telephonic meeting to discuss Wachtell Lipton’s comments on such agreements. Significant terms discussed and negotiated at such meeting included the conditions of the Offer (including the Average Crude Oil Price Condition), the parameters around the Special Committee’s ability to change its recommendation regarding the Proposed Transaction (including whether the fluctuations in price of crude oil would be included in the definition of “Intervening Event”), the nature of the obligations of the Founder included in the Limited Guarantee, the Q3 dividend, and the Unaffiliated Shareholder Termination Dividend.

On October 14, 2022, representatives of V&E and Wachtell Lipton participated in several telephone conferences to discuss various open issues in the definitive agreements, including, in particular, the payment of the Q3 Dividend and the circumstances around payment of the Unaffiliated Shareholder Termination Dividend. At the end of that day, representatives of V&E returned revised drafts of the Merger Agreement, the Support Agreement and the Limited Guarantee to representatives of Wachtell Lipton, reflecting, among other things, a $0.28 increase in the per Share price to $74.28 per Share in lieu of the Q3 Dividend, the Unaffiliated Shareholder Termination Dividend and a restriction on the Company’s ability to pay dividends during the period between signing and closing of the Proposed Transaction, including a restriction on payment of the Q3 Dividend.

Also on October 14, 2022, representatives of Company management, Intrepid, Evercore, V&E and Wachtell Lipton participated in a bringdown and financing due diligence meeting. In addition, representatives of Evercore requested the Company to prepare another price sensitivity case of the Company Financial Projections using crude oil and natural gas price assumptions reflecting the then-current market conditions. The Company responded to such request that evening.

On October 15, 2022, representatives of V&E and Wachtell Lipton participated in several telephone conferences with each other to further discuss the payment of the Q3 dividend and other remaining open items. In addition, a representative of V&E contacted a representative of Wachtell Lipton to indicate that the Founder had not agreed to pay the Q3 Dividend of $0.28 per Share and the Founder’s position that the total consideration should be $74.00 per Share. Following consultation with the members of the Special Committee, the representative of Wachtell Lipton informed the representative of V&E that the Special Committee would not enter into a transaction with the Founder that did not provide for the payment of the $0.28 per Share Q3 Dividend. Following that discussion, it was agreed that the consideration per Share offered to the Public Shareholders would be $74.28 per Share, with $0.28 per Share of such consideration reflecting the anticipated value of the Q3 Dividend, and that the Merger Agreement would provide that no further dividends would be paid by the Company prior to the Merger Effective Time. That afternoon, representatives of Wachtell Lipton delivered revised drafts of the Merger Agreement, the Support Agreement and the Limited Guarantee to representatives of V&E. In addition, representatives of V&E met by videoconference with Company directors William B. Berry, John T. McNabb and Mark E. Monroe to provide them with an overview of the process to date, applicable fiduciary duties and the role of the Special Committee and the terms of the transaction agreements. At the end of that same day, representatives of V&E returned drafts of the Merger Agreement, the Support Agreement and the Limited Guarantee to representatives of Wachtell Lipton.

On October 16, 2022, representatives of V&E and Wachtell Lipton exchanged drafts of the Merger Agreement, the Support Agreement and the Limited Guarantee reflecting minor changes to the documents.

Also on October 16, 2022, the Special Committee held a meeting via videoconference, attended by representatives of Evercore and Wachtell Lipton, to discuss and review the draft Merger Agreement, Support Agreement and Limited Guarantee and to consider the Proposed Transaction. Representatives of Evercore reviewed with the Special Committee Evercore’s financial analysis of the consideration proposed in the Offer and the Merger. Representatives of Wachtell Lipton reviewed the terms of the draft transaction agreements. Representatives of Evercore then rendered Evercore’s oral opinion, which was subsequently confirmed in writing, to the Special Committee to the effect that, as of the date of and subject to the assumptions, qualifications and other matters set forth in such opinion, the Offer Price (whether paid pursuant to the Offer or as Merger Consideration pursuant to the Merger), is fair, from a financial point of view, to the holders of Shares (other than any holders of Rollover Shares or any affiliate thereof or of the Company). See “—Opinion of the Special Committee’s Financial Advisor.” The representatives of Wachtell Lipton discussed certain legal matters with the Special Committee, including the fiduciary duties of directors under the circumstances of the Proposed Transaction. Following additional discussion, including of the factors summarized in “—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” the members of the Special Committee unanimously: (a) determined that the Merger Agreement, the Support Agreement, the Limited Guarantee and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Public Shareholders; (b) recommended that the Company Board approve, adopt and declare advisable the Merger Agreement; (c) recommended that the Company Board approve the execution, delivery and performance by the Company of the Merger Agreement, the Support Agreement and the Limited Guarantee and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the OGCA; and (d) recommended that the Public Shareholders tender their shares into the Offer.

Also, on October 16, 2022, following the Special Committee’s meeting, the Company Board held a meeting by videoconference, attended by representatives of V&E and Wachtell Lipton, to discuss and review the draft Merger Agreement, to receive the report of the Special Committee and to consider the Proposed Transaction. Representatives of V&E reviewed the fiduciary duties of the directors and the terms of the draft Merger Agreement. Following this discussion, representatives of Wachtell Lipton described the process undertaken by the Special Committee and its financial advisor, the receipt of Evercore’s opinion and the Special Committee’s recommendation that the Merger Agreement be approved. Following such discussion the Company Board, with the Founder and Ms. Lambertz recusing themselves from the vote, unanimously (a) determined that the Merger Agreement and the Proposed Transactions, including the Offer and the Merger, were fair to and in the best interests of the Public Shareholders; (b) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the OGCA; (c) resolved that the Merger Agreement and the Merger would be governed by Section 1081.H of the OGCA; and (d) resolved, subject to the terms of the Merger Agreement, to recommend that the Public Shareholders tender their shares into the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Following the Company Board’s approval of the Merger Agreement, a Company representative described the terms of the proposed financing and sought the Company Board’s approval to obtain a term loan in an amount sufficient to consummate the Proposed Transaction. The requisite board resolutions were unanimously approved.

Following the Company Board meeting, on the evening of October 16, 2022, the Company and the Purchaser executed the Merger Agreement and related transaction documents, and on October 17, 2022, prior to the opening of trading of the Company’s shares on the NYSE, the Company issued a press release announcing the execution of the Merger Agreement.

On October 24, 2022, the Purchaser commenced the Offer and filed its Schedule TO.

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger

Reasons for the Offer and the Merger

In approving the Merger Agreement and evaluating the Offer and the Merger, the Special Committee consulted with the Special Committee’s financial and legal advisors and considered the following factors as being generally supportive of their determinations and recommendations, which are not intended to be exhaustive and are not presented in any relative order of importance:

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the consideration of $74.28 per Share represented a premium of: (i) 15.2% over the closing price of the Shares on June 13, 2022, the last trading day prior to the Proposal; and (ii) 8.9% over the closing price of the Shares on October 14, 2022, the last trading day before the announcement of the Merger Agreement;

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information with respect to the Company’s business, operations, financial condition, earnings and prospects, the Company’s long-range plans, and the risks in achieving those prospects and plans, as well as industry, economic and market conditions and trends, the impact on the Company of general, macro-economic development and other risks and uncertainties discussed in the Company’s public filings with the SEC;

•	the fact that the Offer and the Merger do not represent a change of control of the Company;

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the Special Committee’s belief that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were more favorable to the Company and the Public Shareholders, when compared with other strategic alternatives available to the Company, taking into account the Company’s stand-alone business plan and long-term prospects, and their associated benefits and risks (as more fully described under “—Background of the Offer and the Merger”);

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that, although the Company had publicly announced the Proposal on June 14, 2022, no other potential acquirer made a proposal to acquire the Company before the Merger Agreement was executed on October 16, 2022, and the Special Committee’s belief that, if other potential acquirers were interested in exploring a transaction with the Company, they could have approached the Company or the Special Committee or its advisors after the Founder’s public announcement;

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the Founder’s statements to the Special Committee regarding the Founder’s unwillingness to pay a higher price for the Shares, and the fact that the Special Committee was able to negotiate an increase in the Offer Price from the $70.00 per share consideration offered in the Proposal to $74.28 per share, representing an increase of approximately 6.1% as compared with a decline in the average trading prices of other comparable exploration and production companies of approximate 7.3% during the same time period;

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the fact that the Special Committee was able to negotiate an increase in the Offer Price from the $70.00 per Share consideration offered in the Proposal to $74.28 per Share, even though the WTI Prompt Price, the benchmark for oil prices in the U.S., decreased by 29.2% from $120.93 per barrel on June 13, 2022 (the date of the Proposal) to $85.61 per barrel on October 14, 2022 (the last trading day prior to the execution of the Merger Agreement), accompanied by significant declines in the price of longer-term futures contracts (for example, the WTI 3-Year Forward Price declined by 18.5% during the same time period);

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the belief by the Special Committee, after discussions with the Special Committee’s advisors and negotiations with the Founder, that the consideration of $74.28 per Share was likely the highest price per Share that the Founder was willing to pay and included $0.28 of consideration in lieu of a dividend otherwise expected to be paid in November 2022, that the terms were the most favorable terms the Purchaser would be willing to agree to and that further negotiations would create a risk of causing the Purchaser to abandon the transaction altogether or materially delay the entry into a definitive agreement for the transaction;

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the financial and other terms and conditions of the Merger Agreement (including the consideration of $74.28 per Share, in cash, without interest) and the transactions contemplated thereby, including the Offer and the Merger, resulting from extensive arm’s-length negotiations conducted at the direction of the Special Committee, with the assistance of experienced legal and financial advisors, during a process that occurred over the course of more than four months;

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the current and historical market prices of the Shares, considering the market performance of the Shares relative to the common stock of other participants in the industry in which the Company operates and general market indices;

•	that the per Share consideration consists solely of cash, providing the Company’s shareholders with certainty of value and liquidity, while eliminating the long-term business and execution risk;

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the oral opinion of Evercore Partners L.L.C., which was subsequently confirmed by delivery of a written opinion, dated October 16, 2022, to the Special Committee to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the Offer Price (whether paid pursuant to the Offer or as merger consideration pursuant to the Merger) is fair, from a financial point of view, to the Public Shareholders (as more fully described under “Opinion of the Special Committee’s Financial Advisor” in Item 4), and which analyses and conclusions are expressly adopted by the Special Committee;

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the fact that Company shareholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Oklahoma law will be entitled to such appraisal rights in connection with the Merger;

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the structure of the proposed acquisition of the outstanding shares of the Company not already owned by the Rollover Shareholders as a tender offer for such Shares, followed by the Merger in which shareholders who do not validly exercise appraisal rights will receive the same consideration as received by those shareholders who tender their Shares in the Offer, including the anticipated timing of the consummation of the Offer and Merger and the conclusion that, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Offer would allow the Company shareholders to receive the consideration in a relatively short timeframe, and that such a relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business during the pendency of the Offer;

•	the likelihood of the Offer and the Merger being completed, based on, among other matters:

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the limited nature of the conditions to completion of the Offer and the Merger as provided by the Merger Agreement, including the absence of a financing condition, minimum tender condition or condition requiring any antitrust approvals;

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the fact that under specified circumstances set forth in the Merger Agreement, the Purchaser could be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived; and

•	the availability of the remedy of specific performance to the Company under the Merger Agreement in certain circumstances;

•	the terms and conditions of the Merger Agreement, including:

•	the fact that the Offer is subject to a non-waivable condition that the Special Committee not have withdrawn its recommendation that the Public Shareholders tender their Shares into the Offer;

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the fact that in the event that the Merger Agreement is terminated under specified circumstances set forth in the Merger Agreement, the Company may be obligated to declare and pay the Unaffiliated Shareholder Termination Dividend (as defined in the Merger Agreement) to the Public Shareholders;

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the Company’s right, in response to an unsolicited acquisition proposal and subject to compliance with certain procedural requirements (including the Special Committee’s reasonable belief that such proposal constitutes or will lead to a superior proposal), (i) to furnish information with respect to the Company to a person making such unsolicited acquisition proposal and (ii) to engage in negotiations or discussions with the person making such unsolicited acquisition proposal;

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the ability of the Special Committee to change or withdraw its recommendation that the Public Shareholders tender their Shares into the Offer in connection with a specified intervening event that arises following the date of the Merger Agreement and that was not known or reasonably foreseeable to the Special Committee at the time of entry into the Merger Agreement (and that does not relate to an alternative acquisition proposal), if the Special Committee determines that the failure to change or withdraw its recommendation would be inconsistent with its fiduciary duties;

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the ability of the Special Committee to terminate the Merger Agreement in connection with a superior proposal, without having to pay a termination fee, if the Special Committee determines that the failure to take such action would be inconsistent with its fiduciary duties; and

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the terms of the Merger Agreement providing the Company sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Offer and the Merger or the termination of the Merger Agreement;

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the Special Committee’s belief that it was fully informed about the extent to which the interests of the Founder Family Group in the Offer and the Merger differ from those of the Public Shareholders; and

•	the potential limitations on management’s ability to pursue and execute long-term strategic objectives and growth plans as a public company.

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Offer and the Merger and to permit the Special Committee to represent effectively the interests of the Public Shareholders, and in light of such procedural safeguards the Special Committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the Public Shareholders for purposes of negotiating the terms of the Merger Agreement or preparing a report concerning the fairness of the Merger

Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These procedural safeguards include the following:

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that from the time on June 14, 2022 when the Company announced the Proposal, the Special Committee was established and the members of the Company Board who were directors or employees of or otherwise affiliated with the Purchaser and the Rollover Shareholders were excluded from all deliberations with respect to the negotiation, evaluation or approval of the Merger Agreement, the Offer and the Merger, deferring all decisions relating to the Offer and the Merger or alternative transactions to the Special Committee, which had the right to reject the Proposal and the transactions contemplated by the Proposal, and the fact that the Company Board agreed that it would not approve, or recommend to the Public Shareholders, the Offer without the favorable recommendation of the Special Committee;

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that the members of the Special Committee are not employees of or otherwise affiliated with the Purchaser, the Founder Family Group or any other Rollover Shareholder, and are not expected to have an economic interest in the Company or the Surviving Corporation following the completion of the Merger;

•	that the Special Committee received the advice and assistance of experienced independent legal and financial advisors;

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the various terms and conditions of the Merger Agreement, including the fact that the Merger Agreement provides that it cannot be amended, nor may any provision be waived by the Company, without the approval and at the direction of the Special Committee;

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that, at the direction of the Special Committee, with the assistance of legal and financial advisors, extensive negotiations occurred with the Purchaser regarding the consideration to be paid pursuant to the Merger Agreement that resulted in an increase in such consideration from the Founder’s initial price proposal of $70.00 per Share to $74.28 per Share;

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that the members of the Special Committee met on numerous occasions during the course of approximately four months (both with and without its legal and financial advisors present) to review the Proposal and negotiations with the Purchaser and financial information relating to the Company; and

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that the Special Committee and Company Board made their evaluation of the Merger Agreement and the Offer and the Merger based upon the factors discussed in this Schedule 14D-9 and with the full knowledge of the interests of the Founder Family Group in the Offer and the Merger.

The Special Committee also considered the following uncertainties, risks and potentially countervailing factors in their deliberations concerning the Merger, which are not intended to be exhaustive and are not presented in any relative order of importance:

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that, following the completion of the Offer and the Merger, the Company will no longer exist as an independent public company and that the consummation of the Offer and the Merger and receipt of the consideration in the Offer and the Merger, while providing relative certainty of value, will not allow the Company’s shareholders to participate in potential further growth in the Company’s assets, future earnings growth, future appreciation in value of the Shares or any future dividends after the Offer and the Merger;

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the risk that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, may not be consummated in a timely manner or at all, and the consequences thereof, including (i) the potential loss of value to the Company’s shareholders, (ii) the potential negative impact on the operations and prospects of the Company, including the risk of loss of key personnel, and (iii) the market’s perception of the Company’s prospects could be adversely affected if such transactions were delayed or were not consummated;

•	the restrictions imposed by the Merger Agreement on the Company’s solicitation of acquisition proposals from third parties;

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the understanding that it is unlikely that any other potential acquirer will emerge or submit a competing or superior proposal considering the Founder’s prior public statements that the Founder Family Rollover Shareholders are not interested in selling any of their Shares;

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the possibility that the Company’s available sources of financing are less than the amount required to consummate the Offer and the Merger, in which event the Company would not be able to specifically enforce the Purchaser’s obligation to complete the Merger and instead would have the sole and exclusive remedy of terminating the Merger Agreement and causing the Company to declare and pay the Unaffiliated Shareholder Termination Dividend;

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the fact that the Founder is not a direct party to the Merger Agreement, and his financial obligations under the Limited Guarantee are capped at $274 million and subject to the Company’s ability to finance the balance of the consideration;

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the understanding that some of the Company’s directors and executive officers have other interests in the Offer and the Merger in addition to their interests as shareholders of the Company, including the manner in which they would be affected by the Offer and the Merger (as discussed under “Arrangements Current Executive Officers and Directors of the Company” in Item 3);

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the fact that, pursuant to the terms of the Merger Agreement, the Purchaser is not required to complete the Offer if, among other things, the Average Crude Oil Price determined on the day that is three business days prior to the Expiration Time is less than $60.24, and that in such case, the Offer and the Merger may not be completed;

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the possible effects of the pendency or consummation of the transactions contemplated by the Merger Agreement, including the potential for suits, actions or proceedings in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement, the risk of any loss or change in the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business relationships, and any possible effect on the Company’s ability to attract and retain key employees, including that employees might choose not to remain employed with the Company prior to the completion of the Offer and the Merger;

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the restrictions placed on the conduct of the Company’s business prior to the completion of the Offer and the Merger pursuant to the terms of the Merger Agreement, which could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending completion of the Offer and the Merger;

•	that the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes;

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the fact that the Proposal did not include the tender by or affirmative vote of a majority of the Public Shareholders as a condition to the Offer or the Merger, and despite the Special Committee’s attempts to include such a condition in the Merger Agreement, there is no such condition to the consummation of the Offer or the Merger;

•	the likelihood of shareholder litigation in connection with the Merger Agreement, the Offer and the Merger;

•	the concerns expressed by Smead, a shareholder of the Company, publicly and privately to the Special Committee, as described in more detail in “—Background of the Offer and the Merger”

•	that the Company’s directors, officers and employees have expended and will expend extensive efforts attempting to complete the transactions contemplated by the Merger Agreement and such persons have experienced and will experience significant distractions from their work during the pendency of such transactions; and

•	that the Company has incurred and will incur substantial costs in connection with the transactions contemplated by the Merger Agreement, even if such transactions are not consummated.

The Special Committee concluded that the uncertainties, risks and potentially negative factors relevant to the Merger Agreement, the Offer and the Merger were outweighed by the potential benefits of the Merger Agreement, the Offer and the Merger.

The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but indicates the material matters considered by the Special Committee in making its determinations and recommendations. In reaching its determination and recommendation, the Special Committee did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Special Committee may have considered various factors differently.

In considering the fairness of the Merger Agreement, the Special Committee did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and the Special Committee did not believe that the orderly sale of the Company’s assets for cash and the subsequent distribution of proceeds from such sale was a practical alternative to the transactions contemplated by the Merger Agreement. Therefore, the Special Committee believed that the liquidation value of the Company is irrelevant to a determination as to whether the Merger Agreement or the transactions contemplated by the Merger Agreement are fair to the Public Shareholders. Further, the Special Committee did not consider net book value, which is an accounting concept, as a factor because they did not believe that net book value is a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Special Committee is not aware of any firm offers made by any other person for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or a purchase of the Company’s securities that would enable such person to exercise control of the Company during the past two years, and the Founder had stated publicly that the Founder Family Rollover Shareholders are not interested in selling any of their Shares. In addition, the Special Committee did not seek to establish a pre-Merger going concern value for the Company as such. Rather, the Special Committee believed that the financial analyses presented by Evercore, as more fully summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” in Item 4, on which the Special Committee relied in making its recommendation to the Company Board, represented potential valuations of the Company as it continues to operate its business. The Special Committee considered each of the analyses performed by Evercore in the context of the opinion provided by Evercore as well as various additional factors, as discussed above.

The foregoing discussion is not exhaustive but is intended to summarize the material information and factors considered by the Special Committee in its consideration of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Special Committee reached the unanimous decision to recommend that the Company Board approve the Company’s entry into the Merger Agreement, considering the factors described above and other factors that the Special Committee believed were appropriate. In view of the variety of factors and the quality and amount of information considered, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. In addition, each individual member of the Special Committee may have given different weight to different factors. The Special Committee conducted an overall review of the factors described above, including thorough discussions with the Special Committee’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determinations.

It should be noted that certain aspects of this explanation of the reasoning of the Special Committee and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Forward-Looking Statements.”

Opinion of the Special Committee’s Financial Advisor.

Evercore was selected and retained by the Special Committee to act as the Special Committee’s financial advisor in connection with the Transactions, including the Offer and the Merger. On October 16, 2022, at a meeting of the Special Committee and at the request of the Special Committee, Evercore rendered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated October 16, 2022, to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the Offer Price (whether paid pursuant to the Offer or as merger consideration pursuant to the Merger) is fair, from a financial point of view, to the Unaffiliated Shareholders.

The full text of the written opinion of Evercore, dated as of October 16, 2022, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex B. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Special Committee in connection with its evaluation of the fairness of the Offer Price (whether paid pursuant to the Offer or as merger consideration pursuant to the Merger), from a financial point of view, to the Unaffiliated Shareholders, and did not address any other aspects or implications of the Transactions, including the Offer and the Merger. Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party and such opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Company Board, or to any other persons in respect of the Transactions, including the Offer and the Merger, including as to how any holder of Shares should tender or act, as applicable, in respect of the Offer or the Merger. Evercore’s opinion did not address the relative merits of the Transactions, including the Offer and the Merger, as compared to other business or financial strategies or opportunities that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Transactions, including the Offer and the Merger. As used in this Schedule 14D-9, the terms “Public Shareholders” and “Unaffiliated Shareholders” have the same meaning and can be used interchangeably. However, given that Evercore’s opinion has been rendered with respect to “Unaffiliated Shareholders,” that term is used in this Schedule 14D-9 in the context of Evercore’s opinion.

We encourage you to read Evercore’s opinion attached to this Schedule 14D-9 as Annex B carefully and in its entirety. Evercore has consented to the inclusion of this summary of its opinion in this Schedule 14D-9 and the attachment of the full text of its opinion as Annex B.

In connection with rendering its opinion and performing its related financial analyses, Evercore, among other things:

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reviewed certain publicly available historical business and financial information relating to the Company that Evercore deemed to be relevant, including as set forth in the Annual Report on Form 10-K for the year ended December 31, 2021, the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC since December 31, 2021;

•	reviewed certain publicly available research analysts estimates for the Company;

•	reviewed certain non-public historical and projected financial and operating data relating to the Company that were prepared and furnished to Evercore by the management of the Company;

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discussed with management of the Company its assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, the non-public historical and projected financial and operating data provided by the Company (including management’s views of the risks and uncertainties of achieving such projections);

•	reviewed and discussed with management of the Company reports and other information regarding the Company’s proved developed producing and undeveloped reserves;

•	reviewed the reported prices and historical trading activity of the Shares;

•	performed a discounted cash flow analysis for the Company based on the non-public projected financial and operating data provided by the Company;

•	performed a net asset valuation of the Company based on the non-public projected financial and operating data provided by the Company;

•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

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compared the financial performance of the Company and the transaction multiples implied by the Offer Price with the financial terms and transaction multiples of certain historical transactions that Evercore deemed relevant;

•	reviewed an execution version of the Merger Agreement provided to Evercore on October 16, 2022; and

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performed such other analyses and examinations, held such other discussions, reviewed such other information and considered such other factors that Evercore deemed appropriate for the purposes of providing its opinion.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and has not assumed responsibility or liability for any independent verification of such information), and has further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the non-public projected financial and operating data provided by the Company, Evercore assumed, with the consent of the Special Committee, that such data was reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. Evercore has expressed no view as to the non-public projected financial and operating data provided by the Company or the assumptions on which they are based.

For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the executed Merger Agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the Offer and the Merger will be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer or the Merger.

Evercore has not conducted a physical inspection of the properties or facilities of the Company and has not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor has Evercore been furnished with any such valuations or appraisals, nor has Evercore evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions and circumstances as they existed and as could be evaluated on the date of its opinion. It is understood that subsequent developments may affect the opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore has not been asked to pass upon, has expressed no view with respect to, and its opinion does not address, any matter other than whether, as of the date of its opinion, the Offer Price is fair, from a financial point of view to the Unaffiliated Shareholders. Evercore did not express any view on, and its opinion does not address, the fairness of the Offer or the Merger to, or any consideration received in connection therewith by any other person, including the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price or otherwise. Evercore was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the Offer or the Merger, including, without limitation, the structure or form of the Offer or the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Offer or the Merger as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement. Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Shares or any business combination or other extraordinary transaction involving the Company. Evercore’s opinion did not constitute a recommendation to the Special Committee or to any other persons in respect of the Offer or the Merger, including as to how any holder of Shares should tender, vote or act, as applicable, in respect of the Offer or the Merger. Evercore did not express any opinion as to the prices at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, the Offer or the Merger or as to the impact of the Offer or the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. Evercore expressed no view or opinion as to the tax impact of the Offer or the Merger on any person or entity. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed by Evercore and reviewed with the Special Committee on October 16, 2022, in connection with rendering Evercore’s opinion to the Special Committee. Each analysis was provided to the Special Committee. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on October 16, 2022, and is not necessarily indicative of current market conditions.

Throughout the section titled “Valuation Analyses” below, the term “EBITDAX,” as used in connection with Evercore’s various financial analyses, means the relevant company’s estimated earnings before interest expense, income taxes, depreciation, depletion, amortization and accretion, property impairments, exploration expenses, non-cash gains and losses resulting from the requirements of accounting for derivatives, non-cash equity compensation expense, gains and losses on extinguishment of debt, and non-cash charitable donations as applicable.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Valuation Analyses

Assumptions for the Valuation Analyses

Evercore performed a series of financial analyses to derive indicative valuation ranges for the Shares. Financial data for the Company utilized in the financial analyses described below were based upon, among other things, the

Company Financial Projections. A summary of the Company Financial Projections is available in the section titled “Company Management’s Unaudited Prospective Financial Information” below in this Item 4. The Company Financial Projections were not adjusted by Evercore, except that, from time to time, at Evercore’s request, the Company prepared price sensitivity cases of the Company Financial Projections using crude oil and natural gas price assumptions reflecting the then-current market conditions.

Net Asset Value Analysis

Evercore calculated the net present value of estimates of future after-tax cash flows based on the reserve projections provided by the Company as of July 1, 2022 (the “Company Reserve Report”). Evercore evaluated two pricing scenarios in which the principal variables were oil and natural gas prices. One scenario was based on the NYMEX oil and natural gas strip pricing as of October 14, 2022, which was used for five years and held flat thereafter (“NYMEX Strip Pricing”). Benchmark prices for the other scenario were based on Bloomberg research consensus pricing as of October 14, 2022 (“Consensus Pricing”), which was used for five years and held flat thereafter. Evercore selected discount rates ranging from 8%-25% depending on the determined risk profile of the applicable reserve categories. Evercore applied the various discount rates applicable for each reserve category to the after-tax cash flows of the proved and non-proved reserve estimates, and adjusted for the present value of the future estimated effects of the Company’s hedging, certain non-exploration and production business lines such as midstream operations (see “Supplemental Analyses in Support of Net Asset Value Analysis” below), invested capital in energy innovations, and general and administrative expenses, cash tax liability, minerals non-controlling interest (calculated with reserve values based on the same discount rates as the exploration and production business and with allocation between owners based on Company provided estimates) and asset retirement obligations as of October 14, 2022. After then subtracting the Company’s net debt as of June 30, 2022, Evercore calculated the following implied equity value and implied equity value per share for the Company based on the Company Reserve Report:

	NYMEX Strip Pricing		Consensus Pricing
	Low	High	Low	High
Implied Equity Value (in millions)	$16,098	$22,978	$20,969	$29,225
Implied Equity Value Per Share	$44.35	$63.31	$57.77	$80.52

Evercore noted the full range of Share values implied by the discounted cash flow analyses to be $44.35 to $80.52.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of the Company by valuing the cash flows to be received by the Company based on the Company Financial Projections during a 4.5-year period. Evercore calculated the per share value range for the Shares by utilizing a range of discount rates based on the Company’s after-tax Weighted Average Cost of Capital (“WACC”), as estimated by Evercore based on a theoretical Capital Asset Pricing Model (“CAPM”) and terminal values based on a range of estimated EBITDAX multiples and perpetuity growth rates.

For the discounted cash flow analysis, Evercore assumed a range of discount rates of 10.25% to 11.25% based on the Company’s WACC, a range of EBITDAX multiples of 3.75x to 5.25x applied to the Company’s terminal period EBITDAX and a range of perpetuity growth rates of 1.5% to 2.5% applied to the Company’s terminal period cash flow to derive a range of enterprise values. Evercore adjusted those enterprise values for debt, non-controlling interest and cash as of June 30, 2022, and divided the resulting equity values by the number of Shares outstanding as of May 24, 2022. The discounted cash flow analysis utilizing the EBITDAX multiple terminal value methodology resulted in an implied equity value per Share range of $47.90 to $67.56 utilizing NYMEX Strip Pricing and $58.33 to $80.12 utilizing Consensus Pricing.

The discounted cash flow analysis utilizing the perpetuity growth rate methodology to calculate terminal value resulted in an implied equity value per Share range of $43.24 to $55.24 utilizing NYMEX Strip Pricing and $58.27 to $73.17 utilizing Consensus Pricing.

Evercore noted the full range of Share values implied by the discounted cash flow analyses to be $43.24 to $80.12.

Public Company Trading Analysis

Evercore performed a public company trading analysis of the Company by reviewing and comparing the market values and trading multiples (using consensus pricing) of the following nine publicly traded corporations that Evercore deemed to have certain characteristics that are similar to those of the Company and that constitute the Company’s proxy peer group, including companies focused on upstream oil and gas production:

	Price / 2022 Cash Flow per Share	Price / 2023 Cash Flow per Share	Enterprise Value / 2022 EBITDAX	Enterprise Value / 2023 EBITDAX
EOG Resources, Inc.	5.8x	5.2x	4.8x	4.7x
Pioneer Natural Resources Company	5.0x	6.0x	4.7x	5.3x
Devon Energy Corporation	4.9x	4.9x	4.9x	4.6x
Diamondback Energy, Inc.	4.0x	4.3x	4.5x	4.7x
Coterra Energy Inc.	4.0x	4.4x	3.6x	4.0x
Marathon Oil Corporation	3.4x	4.0x	3.6x	4.2x
APA Corporation	2.8x	2.8x	2.7x	2.6x
Ovintiv Inc.	3.1x	2.4x	3.8x	3.0x
Hess Corporation	8.3x	7.0x	8.0x	7.1x

Although the peer group was utilized to value the Shares for purposes of this analysis, no corporation used in the analysis is identical or directly comparable to the Company. To calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

Evercore calculated the following trading multiples:

•

Enterprise Value/2022 EBITDAX, which is defined as market value of equity, plus noncontrolling interest, plus debt and less cash (“Enterprise Value”), divided by estimated EBITDAX for the calendar year 2022 (using consensus pricing); and

•	Enterprise Value/2023 EBITDAX, which is defined as Enterprise Value divided by estimated EBITDAX for the calendar year 2023 (using consensus pricing).

•	Price/2022 Cash Flow per Share, which is defined as share price divided by cash flow from operations per share for the calendar year 2022 (using consensus pricing); and

•	Price/2023 Cash Flow per Share, which is defined as share price divided by cash flow from operations per share for the calendar year 2023 (using consensus pricing).

The mean and median Enterprise Value to EBITDAX trading multiples are set forth below.

Benchmark	Mean	Median
Enterprise Value/2022 EBITDAX	4.1x	4.1x
Enterprise Value/2023 EBITDAX	4.1x	4.4x

The table below includes relevant multiple ranges selected by Evercore based on the resulting ranges of Enterprise Value to EBITDAX multiples and certain other considerations related to the specific characteristics of the Company noted by Evercore. In determining the benchmark multiples for Enterprise Value to EBITDAX and Price to Cash Flow Per Share, Evercore excluded Hess Corporation because, in Evercore’s professional judgment, Hess Corporation’s Guyana assets are so material to its overall portfolio that its valuation multiples are not comparable to the Company’s valuation multiples.

Benchmark	Reference Range	Implied Enterprise Value Range ($ in millions)
Enterprise Value/2022 EBITDAX	3.5x - 4.5x	$28,462 - $36,595
Enterprise Value/2023 EBITDAX	4.0x - 4.5x	$32,309 - $36,348

After adjusting for debt, non-controlling interest and cash as of June 30, 2022, adding the invested capital in energy innovations and dividing by the number of Shares outstanding as of May 24, 2022, Evercore determined an implied equity value per Share range of (i) $61.67 to $84.08 based on 2022 EBITDAX and (ii) $72.27 to $83.40 based on 2023 EBITDAX.

Evercore noted the full range of Share values implied by the analyses to be $61.67 to $84.08.

The mean and median Price to Cash Flow Per Share trading multiples are set forth below.

Benchmark	Mean	Median
Price/2022 Cash Flow Per Share	4.1x	4.0x
Price/2023 Cash Flow Per Share	4.2x	4.3x

The table below includes relevant multiple ranges selected by Evercore based on the resulting range of Price to Cash Flow Per Share multiples and certain other considerations related to the specific characteristics of the Company noted by Evercore.

Benchmark	Reference Range
Price/2022 Cash Flow Per Share	3.50x - 4.25x
Price/2023 Cash Flow Per Share	3.75x - 4.50x

Evercore determined an implied equity value per Share range of: (i) $65.50 to $79.47 based on 2022 Cash Flow Per Share plus invested capital in energy innovations per share; and (ii) $71.59 to $85.85 based on 2023 Cash Flow Per Share plus invested capital in energy innovations per share.

Evercore noted the full range of Share values implied by the analyses equaled $65.50 to $85.85.

Supplemental Analyses in Support of Net Asset Value Analysis

Because the reserve values in the Net Asset Value Analysis are fully burdened by costs associated with water infrastructure assets (“WaterCo”), and WaterCo is owned by the Company, a valuation of WaterCo was necessary to complete the Net Asset Value Analysis. Evercore valued the following distinct business segments of the Company:

•	Fresh water delivery (“Source Water”)

•	Produced water gathering & disposal assets (“Produced Water Gathering & Disposal”)

WaterCo Peer Group Trading Analysis

Evercore performed a peer group trading analysis for Source Water and Produced Water Gathering & Disposal by reviewing and comparing the market values and trading multiples (using consensus pricing) of the following publicly traded companies that Evercore deemed to have certain characteristics similar to the applicable WaterCo segment:

Source Water:
Enterprise Value / 2023 EBITDA
Select Energy Services, Inc.	3.7x
TETRA Technologies, Inc.	6.0x

Produced Water Gathering & Disposal:
Enterprise Value / 2023 EBITDA
Aris Water Solutions, Inc.	5.5x
Crestwood Equity Partners LP	8.1x
NGL Energy Partners LP	6.3x

Although in the case of each WaterCo segment the applicable peer group was compared to the corresponding WaterCo segment for purposes of the analysis, no company used in the respective peer group analyses is identical or directly comparable to the corresponding segment. To calculate the applicable peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

Source Water. Evercore performed a peer group trading analysis of Source Water by reviewing and comparing the market values and trading multiples of two freshwater delivery corporations named above that Evercore deemed to have certain characteristics that are similar to those of Source Water.

Evercore noted that the mean and median of the implied Enterprise Value to EBITDA trading multiples for the Source Water peer group were both equal to 4.9x.

For each company in the Source Water peer group, Evercore the trading multiples for Enterprise Value/2023 EBITDA. Those implied trading multiples ranged from 4.0x – 6.0x. Evercore applied this range of selected multiples to the projected 2023 EBITDA of $14 million for Source Water to derive an Enterprise Value for this segment ranging from $55 million to $83 million.

Produced Water Gathering & Disposal. Evercore performed a peer group trading analysis of Produced Water Gathering & Disposal by reviewing and comparing the market values and trading multiples of the three produced water gathering & disposal companies named above that Evercore deemed to have certain characteristics that are similar to those of Produced Water Gathering & Disposal.

Evercore noted that the mean and median of the implied Enterprise Value to EBITDA trading multiples for the Produced Water Gathering & Disposal peer group were both equal to 6.6x and 6.3x, respectively.

For each company in the Produced Water Gathering & Disposal peer group, Evercore the trading multiples for Enterprise Value/2023 EBITDA. Those implied trading multiples ranged from 5.5x – 7.0x. Evercore applied this range of selected multiples to the projected 2023 EBITDA of $248 million for Produced Water Gathering & Disposal to derive an Enterprise Value for this segment ranging from $1,364 million to $1,735 million.

Aggregate WaterCo Enterprise Value Range. Evercore estimated the Enterprise Value range of WaterCo by aggregating the implied enterprise value ranges of each WaterCo segment, based on trading multiples relative to 2023 EBITDA. Evercore noted that the aggregate enterprise values implied by the analyses ranged from $1,419 million to $1,818 million.

WaterCo Precedent Transactions Analysis

Source Water. Evercore reviewed transactions involving source water businesses announced since August 2013 and selected nine transactions involving businesses that Evercore deemed to have certain characteristics that are similar to those of Source Water, although Evercore noted that none of the selected transactions or the entities that participated in the selected transactions were directly comparable to Source Water:

Date Announced	Acquiror / Target (Seller)
2/14/18	TETRA Technologies, Inc. / SwiftWater Energy Services, LLC
7/18/17	Select Energy Services, Inc. / Rockwater Energy Solutions, Inc. (Crestview Partners, SCF Partners)
12/16/15	Tallgrass Energy Partners, LP / Redtail Saltwater disposal and freshwater transportation and storage (Whiting)
11/5/15	Rice Midstream Partners LP / Water services business and freshwater distribution systems
9/18/15	Antero Midstream Partners LP / Appalachia freshwater delivery and water treatment & disposal (Antero Resources)
6/18/15	American Water Works Company, Inc. / Keystone Clearwater Solutions (Rex Energy Corp.)
2/17/15	Republic Services / Tervita’s US based operations
6/18/14	Canyon Services Group Inc. / Fraction Energy Services
8/2/13	NGL Energy Partners LP / Oilfield Water Lines’ water disposal and hauling business

Evercore noted that the mean and median of the implied Enterprise Value to EBITDA multiples for the selected source water transactions were equal to 6.9x and 7.4x, respectively.

Based on Evercore’s review of the above precedent transactions, Evercore selected a range of relevant implied multiples of Enterprise Value to EBITDA of 5.0x to 7.5x. Evercore then applied this range of selected multiples to the projected 2023 EBITDA of $14 million for Source Water to derive an Enterprise Value for this segment ranging from $69 million to $104 million.

Produced Water Gathering & Disposal Transactions. Evercore reviewed transactions involving produced water gathering and disposal businesses announced since September 2015 and selected 18 transactions, although Evercore noted that none of the selected transactions or the entities that participated in the selected transactions were directly comparable to Produced Water Gathering & Disposal:

Date Announced	Acquiror / Target (Seller)
9/16/22	Pilot Water Solutions LLC / Oilfield Water Logistics
5/16/22	Diamondback Energy, Inc. / Rattler Midstream LP
9/10/21	Waterbridge Holdings, LLC / Southern Delaware Basin produced water infrastructure (Colgate Energy)
4/15/21	Stonehill Environmental Partners (Golden Gate Capital) / Waterfield Midstream
3/9/21	Pilot Water Solutions LLC / Felix Water, LLC
10/1/20	Blackbuck Resources LLC / Whites City Water Infrastructure (Cimarex Energy Co.)
12/16/19	Waterbridge Resources LLC / Delaware Basin water infrastructure assets (Primexx Energy Partners, Ltd.)
10/24/19	InstarAGF Asset Management Inc. / Oilfield Water Logistics, LLC (NGP Energy Capital Management, LLC)
9/26/19	NGL Energy Partners LP / Hillstone Environmental Partners, LLC (Golden Gate Capital)
7/31/19	Lagoon Water Solutions / Water Infrastructure Assets (Continental Resources)
5/14/19	NGL Energy Partners LP / Mesquite Disposals Unlimited, LLC
12/20/18	WaterBridge Resources LLC / 9 SWD wells and additional permits (NGL Energy Partners LP)
11/12/18	Tallgrass Energy, LP / 5 Bakken SWDs and water gathering assets (NGL Energy Partners LP)
10/31/18	WaterBridge Resources LLC / Delaware Basin water infrastructure assets (Halcón Resources Corporation)

Date Announced	Acquiror / Target (Seller)
10/5/18	Nuverra Environmental Solutions, Inc. / Clearwater Solutions
2/7/18	Tallgrass Energy Partners, LP / Buckhorn SWD Solutions, LLC and Buckhorn Energy Services, LLC
12/16/15	Tallgrass Energy Partners, LP / BNN Western, LLC (Whiting Oil and Gas Corporation)
9/18/15	Antero Midstream Partners LP / Appalachia freshwater delivery and produced water treatment & disposal (Antero Resources Corp)

Evercore noted that the mean and median of the implied Enterprise Value to EBITDA multiples for the selected produced water gathering & disposal transactions were equal to 7.6x and 8.3x, respectively.

Based on Evercore’s review of the above precedent transactions, Evercore selected a range of relevant implied multiples of Enterprise Value to EBITDA of 6.5x to 8.5x. Evercore then applied this range of selected multiples to the projected 2023 EBITDA of $248 million for Produced Water Gathering & Disposal to derive an Enterprise Value for this segment ranging from $1,611 million to $2,107 million.

Aggregate WaterCo Enterprise Value Range. Evercore estimated the Enterprise Value range of WaterCo by aggregating the implied enterprise value ranges of each WaterCo segment, based on precedent transaction multiples relative to 2023 EBITDA. Evercore noted that the aggregate enterprise values implied by the precedent transaction analysis ranged from $1,681 million to $2,211 million.

Other Financial Analysis for Reference Only

In addition to the valuation analyses described above, Evercore also provided the Special Committee with additional analyses and information for the Special Committee’s reference.

Precedent M&A Transactions

As a reference analysis, Evercore reviewed selected publicly available information for corporate exploration and production transactions greater than $5 billion in transaction value announced since March 2018 involving businesses that Evercore deemed to have certain characteristics that are similar to those of the Company’s businesses including, but not limited to, location, commodity weighting, reserve life, asset type, commodity price environment, development level, and relative size. Evercore noted, however, that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to the Company.

Date Announced	Acquiror/Target
05/24/21	Cabot Oil & Gas Corp / Cimarex Energy Co.
10/20/20	Pioneer Natural Resources Co, / Parsley Energy Inc.
10/19/20	ConocoPhillips / Concho Resources Inc
09/28/20	Devon Energy Corp. / WPX Energy, Inc.
07/20/20	Chevron Corp. / Noble Energy Inc
05/09/19	Occidental Petroleum Corp. / Anadarko Petroleum Corp
11/01/18	Encana Corp / Newfield Exploration Co
08/14/18	Diamondback Energy, Inc / Energen Corp
03/28/18	Concho Resources Inc / RSP Permian, Inc.

Evercore reviewed selected publicly available information for oil and gas exploration and production transactions announced between March 2018 and May 2021 and selected nine transactions involving companies that Evercore deemed to have certain characteristics that are similar to those of the Company. However, Evercore noted that none of the selected transactions were directly comparable to the Merger and none of the companies participating in the selected transactions were directly comparable to the Company. Evercore applied relevant transaction multiples ranging from 3.5x to 4.5x 2022 estimated EBITDAX to determine a selected valuation range of $22,387 to $30,519 million. After adjusting for the Company’s net debt as of June 30, 2022, invested capital in energy innovations, and non-controlling interest, Evercore determined an implied equity value per share range of $61.67 per share to $84.08 per share. Evercore also applied relevant transaction multiples ranging from 3.25x to 4.25x 2022 estimated Cash Flow Per Share to determine an implied equity value per share reference range of $60.84 per share to $79.47 per share.

Analysts’ Price Targets

Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of October 14, 2022, noting that the 25th and 75th percentiles of the share price targets ranged from $70.00 to $78.00 per share.

52-Week Trading Range Analysis

Evercore reviewed historical trading prices of the Shares during the 52-week period ended October 14, 2022, noting that low and high closing prices during such period ranged from $42.68 to $74.22 per share.

Premiums Paid Analysis

As a reference analysis, Evercore reviewed selected publicly available information regarding historical premiums paid in cash merger and buy-in transactions involving energy companies and partnerships, including the cash-for-unit/stock transactions listed below. Evercore considered that historically, energy cash take-privates and buy-in premiums have varied widely based on specific considerations with respect to each transaction, with a range of 6.0% to 63.7% premium to one-day trailing price and a median premium of 21.6% for such cash-for-unit/stock transactions. Evercore noted that none of the selected transactions or the selected corporations or partnerships that participated in the selected transactions was directly comparable to the Offer or the Merger or to the Company, as applicable.

Date Announced	Acquiror/Target
11/22/21	Paloma Partners / Goodrich Petroleum Corporation
07/28/22	PBF Energy / PBF Logistics LP
07/26/22	Shell USA Inc. / Shell Midstream Partners, L.P.
06/02/22	Hartree Partners, LP / Sprague Resources LP
05/25/22	Höegh LNG Holdings Ltd / Höegh LNG Partners LP
04/22/22	Ergon, Inc. / Blueknight Energy Partners, L.P.
10/04/21	Stonepeak Infrastructure Partners / Teekay LNG Partners LP
08/23/21	Landmark Dividend / Landmark Infrastructure Partners LP
02/22/21	BlackRock Global Energy & Power Infrastructure Fund / GasLog Ltd.
12/17/19	Blackstone Infrastructure Partners / Tallgrass Energy LP
10/01/19	Brookfield Business Partners L.P. / Teekay Offshore Partners L.P.
05/10/19	IFM Investors / Buckeye Partners, L.P.
04/02/19	UGI Corporation / AmeriGas Partners, L.P.
03/18/19	ArcLight Energy Partners Fund V, L.P. / American Midstream, LP
11/26/18	ArcLight Energy Partners Fund VI, L.P. / TransMontaigne Partners L.P.
10/18/18	Valero Energy Corporation / Valero Energy Partners LP
10/09/18	Antero Midstream GP LP / Antero Midstream Partners LP
07/04/18	OCI N.V. / OCI Partners LP

The median and mean premiums are set forth below:

Premium (All Transactions)	Median	Mean
1-Day Prior Spot	21.6%	26.0%
20-Day VWAP(1)	23.6%	25.0%

(1)

Volume weighted average price premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of the acquiror’s shares/units on the last trading day prior to announcement plus any cash received, by the 20-trading day VWAP of the target as calculated from the last undisturbed trading day prior to the announcement.

Based on its professional judgment and experience and the premiums reviewed in the selected transactions, Evercore applied reference ranges of premiums of 15% to 30% to the closing price of the Shares as of June 14, 2022. This analysis implied a per share equity value reference range of approximately $74.18 to $89.55 per Share.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Offer Price contemplated by the Offer and the Merger, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to the Special Committee. The preparation of an opinion with respect to fairness is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create a misleading or incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness based on its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the Offer or the Merger. No company used in the above analyses as a comparison is directly comparable to the Company and no precedent transaction used is directly comparable to the Offer or the Merger. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the corporations, partnerships or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and its advisors.

Evercore prepared these analyses solely for the information and benefit of the Special Committee and for the purpose of providing an opinion to the Special Committee as to whether the Offer Price (whether paid pursuant to the Offer or as merger consideration pursuant to the Merger) is fair, from a financial point of view, to the Unaffiliated Shareholders. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. The estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The issuance of the opinion was approved by an opinion committee of Evercore.

Except as described above, the Special Committee imposed no other instruction or limitation on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. The terms and conditions of the Merger Agreement and the related terms and conditions of the transaction were determined through arm’s-length negotiations between the Special Committee and the Founder. Evercore did not recommend any specific consideration to the Special Committee or recommend that any specific consideration constituted the only appropriate consideration in the Offer or the Merger. Evercore’s opinion was only one of many factors considered by the Special Committee in its evaluation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and should not be viewed as determinative of the views of the Special Committee with respect to the Offer or the Merger.

Under the terms of Evercore’s engagement letter with the Company and the Special Committee dated July 14, 2022, the Company has agreed to pay Evercore a fee of $2,500,000 upon rendering its opinion (regardless of the conclusion reached in its opinion), fully creditable against any success fee earned upon closing of the transactions contemplated by the Merger Agreement, as described below. Evercore also became entitled to receive an initial fee of $1,000,000 upon execution of the engagement letter, 50% of which was payable upon signing the engagement letter and the remainder payable three weeks later. This initial fee is also fully creditable against any success fee that may be earned at closing. If the transactions contemplated by the Merger Agreement close, Evercore would be entitled to a success fee equal to $7,170,000 (against which the $2,500,000 opinion fee and the $1,000,000 initial fee would be credited). In addition, a discretionary fee of up to an additional $2,500,000 may be payable upon closing, at the sole discretion of the Special Committee.

In addition, the Company has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including, without limitation, expenses relating to research, third party data fees and legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, officers, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of its engagement, or to contribute to payments which any of such persons might be required to make with respect to such liabilities.

During the two-year period prior to the date of Evercore’s Opinion, Evercore and its affiliates had not been engaged to provide financial advisory or other services to the Company or its affiliates and Evercore had not received any compensation from the Company or its affiliates during such period. Evercore and its affiliates may provide financial advisory or other services to the Company in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company.

Company Management’s Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose long-term consolidated forecasts as to future performance, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, the Company is including a summary of certain previously nonpublic, unaudited prospective financial information for the fiscal year ending December 31, 2022 through the fiscal year ending December 31, 2026 (collectively, the “Company Financial Projections”) that select members of the Company’s management provided to the Special Committee and the

Special Committee’s advisors in connection with their evaluation of the Offer and the Merger. The Company Financial Projections were prepared on a stand-alone basis and do not take into account any of the transactions contemplated by the Merger Agreement, including any costs incurred in connection with the Offer or the Merger, or any changes to the Company’s operations or strategy that may be implemented after the completion of the Offer and the Merger. As a result, actual results likely will differ, and may differ materially, from those contained in the Company Financial Projections. You should note that Company Financial Projections constitute forward-looking statements.

The Company’s management provided the Company Financial Projections to the Special Committee, and the Special Committee directed Evercore to use the Company Financial Projections in connection with performing certain of its financial analyses in connection with its opinion, as described in more detail in the section of this Schedule 14D-9 titled “—Opinion of the Special Committee’s Financial Advisor,” above. The Company Financial Projections were also made available to Intrepid. The summaries of these projections are being included in this Schedule 14D-9 solely to give Company shareholders access to non-public information that was provided to Evercore in the course of evaluating the Offer and the Merger and is not included in this Schedule 14D-9 to influence any Company shareholder to tender its Shares, to decline to tender its Shares, or for any other purpose. The inclusion of this information should not be regarded as an indication that any of the Company, or its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

While presented with numeric specificity, the Company Financial Projections reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of the Company, including, among others, the Company’s assumptions about energy markets, commodity prices, production and sales volume levels, levels of oil reserves, operating results, competitive conditions, technology, availability of capital resources, levels of capital expenditures, other contractual obligations, inflation and the supply of and demand for crude oil and natural gas, as well as the other matters described in the section titled “Forward-Looking Statements.” The Company Financial Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Company can give no assurance that the Company Financial Projections and the underlying estimates and assumptions will be realized. In addition, since the Company Financial Projections cover multiple years, such information by its nature becomes more speculative with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. See “Forward-Looking Statements.”

The Company Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with U.S. generally accepted accounting principles (“GAAP”), published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Company Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to the Company contained in its Annual Report on Form 10-K for the year ended December 31, 2021 relates to historical financial information of the Company, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the Company Financial Projections do not take into account any circumstances or events occurring after the date they were prepared. The Company can give no assurance that, had the Company Financial Projections been prepared as of the date of this Schedule 14D-9, similar estimates and assumptions would be used. Except as required by applicable securities laws, the Company does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Company Financial Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The Company Financial Projections do not take into account all the possible financial and other effects on the Company of the Offer and the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Offer and the Merger. Further, the Company Financial Projections do not take into account the effect on the Company of any possible failure of consummation of the Offer or the Merger. None of the Company or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Company shareholder or other person regarding the Company’s ultimate performance compared to the information contained in the Company Financial Projections or to the effect that the forecasted results will be achieved. The inclusion of the Company Financial Projections herein should not be deemed an admission or representation by the Company or its advisors or any other person that it is viewed as material information of the Company, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, as well as the uncertainties inherent in any forecasted information, Company shareholders are cautioned not to place undue reliance on such information, and the Company urges all of its shareholders to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.

Certain Assumptions

In preparing the Company Financial Projections described below, the Company’s management team used the following commodity price assumptions, which are based on oil and gas strip pricing and Wall Street consensus pricing, each as of October 14, 2022:

	Strip Pricing
	2022E(1)	2023E(1)	2024E(1)	2025E(1)	2026E(1)
Commodity Prices
WTI oil ($/Bbl)	$94.68	$78.32	$71.12	$66.63	$63.43
Henry Hub gas ($/MMBtu)	$6.64	$5.63	$4.78	$4.55	$4.47

	Wall Street Consensus Pricing
	2022E(1)	2023E(1)	2024E(1)	2025E(1)	2026E(1)
Commodity Prices
WTI oil ($/Bbl)	$97.78	$90.56	$81.85	$78.64	$73.88
Henry Hub gas ($/MMBtu)	$6.84	$5.42	$4.56	$4.36	$3.81

(1)	Annual commodity prices for 2022 through 2026 represent the arithmetic average of the 12 monthly prices for each of the months in the applicable year.

In addition to the assumptions with respect to commodity prices, the Company Financial Projections are based on various other assumptions, including, but not limited to, the following principal assumptions:

•	Revenue and expenses for the years 2022 – 2026 per the Company’s 2022 budget and five-year forecast;

•	The Company’s revolving credit facility maturing in October 2026 is extended on the same terms as in effect on the date hereof;

•	The Company’s 4.5% Senior Notes due 2023 are repaid in the second quarter of the fiscal year ended December 31, 2023;

•	The Company’s 3.8% Senior Notes due 2024 are repaid in the second quarter of the fiscal year ended December 31, 2024;

•

No repurchases of the Shares are made following the first quarter of the fiscal year ending December 31, 2022 other than the repurchase of Shares underlying Company RS Awards to generate funds to satisfy tax obligations arising in connection with the vesting of such Company RS Awards; and

•

An aggregate of approximately $101 million of dividends are paid in each of the second and third quarters of the fiscal year ending December 31, 2022, with immaterial amounts of dividend payments made in the fourth quarter of the fiscal year ending December 31, 2022 and thereafter in connection with the vesting of Company RS Awards.

The following table summarizes the Company Financial Projections for the fiscal years 2022 through 2026 ($ in millions, except for commodity prices and production data):

	2022E	2023E	2024E	2025E	2026E
Strip pricing case
Net Oil Production (MMBbl)	73	87	93	94	99
Net Natural Gas Production (Bcf)	415	416	429	455	463
EBITDAX(1)	$7,868	$7,144	$6,764	$6,549	$6,583
Capital Expenditures (excl. acquisitions)	$2,693	$3,399	$3,291	$3,536	$3,729
Cash Flows from Operations	$6,783	$6,171	$5,851	$5,719	$5,672
Free Cash Flow(2)	$4,246	$2,725	$2,463	$2,109	$1,918

Wall Street consensus pricing case
Net Oil Production (MMBbl)	73	87	93	94	99
Net Natural Gas Production (Bcf)	415	416	429	455	463
EBITDAX(1)	$8,132	$8,077	$7,632	$7,526	$7,267
Capital Expenditures (excl. acquisitions)	$2,693	$3,399	$3,291	$3,536	$3,729
Cash Flows from Operations	$6,764	$6,903	$6,539	$6,461	$6,226
Free Cash Flow(2)	$4,432	$3,438	$3,122	$2,846	$2,433

(1)

EBITDAX means the Company’s earnings before interest expense, income taxes, depreciation, depletion, amortization and accretion, property impairments, exploration expenses, non-cash gains and losses resulting from the requirements of accounting for derivatives, non-cash equity compensation expense, gains and losses on extinguishment of debt, and non-cash charitable donations as applicable. EBITDAX is a non-GAAP financial measure widely used in the oil and gas industry, and does not measure net income or net cash provided by operating activities as determined by GAAP.

(2)

Free Cash Flow is defined as cash flows from operations before changes in working capital items, less capital expenditures, excluding acquisitions, plus noncontrolling interest capital contributions, less distributions to noncontrolling interests. Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in cash flows from operations the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations, net income (loss) or other measures derived in accordance with GAAP.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE COMPANY FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH COMPANY FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Intent to Tender

The Company’s directors and executive officers, other than directors and executive officers who are party to the Support Agreement, will make individual determinations regarding whether to tender their Shares in the Offer or receive cash pursuant to the Merger. The Company’s directors and executive officers that are party to the Support Agreement will not tender their Shares and also will not receive cash pursuant to the Merger. See “Support Agreement” in Item 3. Individual decisions will be influenced by a number of factors, including Section 16 considerations based on their personal acquisitions or dispositions, if any, of Shares during the six months preceding the Merger Effective Date. The decision of directors and executive officers to tender their Shares in the Offer will not impact the outcome of the transaction.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

In connection with Evercore’s services as financial advisor to the Special Committee, the Company has agreed to pay Evercore an aggregate fee of $7,170,000, a significant portion ($3,670,000 or 51%) of which fee is contingent upon the closing of the Offer and the Merger. In addition, a discretionary fee of up to an additional $2,500,000 may be payable upon closing, at the sole discretion of the Special Committee. See “Opinion of the Special Committee’s Financial Advisor—General” in Item 4.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or pursuant to any pension, profit-sharing or similar plan of the Company or its affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

The Company is evaluating and may enter into a definitive agreement with regard to an acquisition of producing and unproved properties with a purchase price of approximately $400 million. Prior to the execution of the Merger Agreement, the Company informed the Special Committee and Evercore about the potential for such an acquisition, but no oil and gas reserve data, production data, financial information, projections or other asset information relating to such an acquisition was provided to the Special Committee or Evercore, except for a description of the general geographic location of the assets. This potential acquisition is still at a preliminary stage and there can be no assurance that a definitive agreement for such an acquisition will be entered into or that the acquisition will be completed, even if the Company and the potential counterparty enter into such an agreement. Accordingly, the financial analyses of the Company described in “Opinion of the Special Committee’s Financial Advisor” of Item 4 do not give effect to this potential acquisition.

Item 8.	ADDITIONAL INFORMATION.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not validly tendered such Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 1091 of the OGCA will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 1091 of the OGCA.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the OGCA and is qualified in its entirety by the full text of Section 1091 of the OGCA, which is attached to this Schedule 14D-9 as Annex C. All references in Section 1091 of the OGCA and in this summary to a “shareholder” or “holder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that shareholders exercise appraisal rights under Section 1091 of the OGCA. Shareholders should carefully review the full text of Section 1091 of the OGCA as well as the information discussed below.

Failure to follow the steps required by Section 1091 of the OGCA for perfecting appraisal rights will result in the loss of such rights.

Under Section 1091 of the OGCA, where a merger is approved under Section 1081.H of the OGCA, either a constituent corporation before the Merger Effective Time, or the Surviving Corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 1091 of the OGCA. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 1091 of the OGCA. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the OGCA.

Any shareholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Shareholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the OGCA, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 1091 of the OGCA, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by any federal court or state court located in Oklahoma County in the State of Oklahoma and to receive cash payment of the “fair value” of such Shares. The “fair value” of such Shares as of the Merger Effective Time as determined by such courts could be greater than, less than or the same as the Offer Price.

Section 1091 of the OGCA sets forth the procedures shareholders entitled to appraisal must follow to have their Shares appraised by any federal court or state court located in Oklahoma County in the State of Oklahoma and to receive payment in cash of the “fair value” of such Shares as determined by such courts. The statutory rights of appraisal granted by Section 1091 of the OGCA are subject to strict compliance with the procedures set forth in Section 1091 of the OGCA. If you fail to timely and properly comply with the requirements of Section 1091 of the OGCA, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 1091 of the OGCA, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on November 21, 2022, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9. The demand must reasonably inform the Company of the identity of the shareholder and that the shareholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•

You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Merger Effective Time.

If the Merger is consummated pursuant to Section 1081.H of the OGCA, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those shareholders of the Company who made a written demand for appraisal in accordance with Section 1091 of the OGCA on or within 10 days after the Merger Effective Time, as required by Section 1091(D)(2) of the OGCA. Only shareholders who have submitted a written demand for appraisal in accordance with Section 1091 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Attention: James R. Webb

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 1091 of the OGCA and is entitled to appraisal rights under Section 1091 of the OGCA may commence an appraisal proceeding by filing a petition in any federal court or state court located in Oklahoma County in the State of Oklahoma demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and who timely and properly demanded appraisal of such Shares in accordance with Section 1091 of the OGCA. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 1091 of the OGCA.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 1091 of the OGCA will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the clerk of the district court in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all shareholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the surviving or resulting corporation. Upon the filing of any such petition, the courts may order that notice of the time and place fixed for the hearing on the petition be given by registered or certified mail to the Surviving Corporation and all of the shareholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or in another publication determined and approved by the court. The costs of these notices are borne by the Surviving Corporation.

After notice to the shareholders as required by the court, the court is empowered to conduct a hearing on the petition to determine those shareholders who have complied with Section 1091 of the OGCA and who have become entitled to appraisal rights thereunder. The court may require the shareholders who demanded payment for their Shares to submit their stock certificates to the office of the clerk of the district court in which the petition was filed for notation thereon of the pendency of the appraisal proceeding and, if any shareholder fails to comply with the direction, the court may dismiss the proceedings as to that shareholder. Accordingly, dissenting shareholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a shareholder’s compliance with the requirements of Section 1091 of the OGCA, the court shall dismiss the proceedings as to all shareholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the merger was approved pursuant to Section 1083 or Section 1083.1 of the OGCA.

After the court determines which shareholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the court, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each shareholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the court in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each shareholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. No determination has been made as to whether such a payment may be made if the Merger is consummated, and the Purchaser, the Company and the Surviving Corporation reserve the right to make such a payment upon the consummation of the Merger.

Oklahoma courts have not addressed the meaning of “fair value” under the OGCA, but the OGCA is based on the Delaware General Corporation Law (the “DGCL”) and Oklahoma courts have relied on Delaware case law as persuasive in the past. As a result, we believe an Oklahoma court would find the holdings of the Delaware courts persuasive in determining fair value. In determining fair value, the Delaware Court of Chancery will consider all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Shareholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 1091 of the OGCA. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court. Neither the Purchaser nor the Company anticipates offering more than the Offer Price to any shareholder exercising appraisal rights, and the Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 1091 of the OGCA, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such shareholder’s certificates of stock to the office of the clerk of the district court in which the petition was filed, may participate fully in all proceedings until it is finally determined that such shareholder is not entitled to appraisal rights. The court will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each shareholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Corporation to the shareholders entitled thereto. Payment will be so made to each such shareholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The court’s decree may be enforced as other decrees in such court may be enforced, whether the Surviving Corporation is a corporation of Oklahoma or another state.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease and (3) the merger was approved pursuant to Section 1083 or Section 1083.1 of the OGCA. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the court and taxed upon the parties as the court deems equitable. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by a shareholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any shareholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 1091 of the OGCA will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.

At any time within 60 days after the Merger Effective Time, any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such shareholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the shareholder may withdraw such shareholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the court within 120 days after the Merger Effective Time, shareholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any shareholder may withdraw such shareholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the court will be dismissed as to any shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just. However, notwithstanding the foregoing, any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such shareholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

If any shareholder who demands appraisal of Shares under Section 1091 of the OGCA fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the shareholder’s Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Offer Price therefor (which is an amount in cash equal to the Offer Price, without interest and subject to deduction for any applicable withholding tax).

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 1091 of the OGCA. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s shareholders to seek appraisal rights under the OGCA does not purport to be a complete statement of the procedures to be followed by the shareholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 1091 of the OGCA. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the OGCA. A copy of Section 1091 of the OGCA is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

In general, Section 1090.3 of the OGCA (“Section 1090.3”) restricts an “interested shareholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with an Oklahoma corporation for three years following the time such person became an interested shareholder unless: (i) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested shareholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested shareholder. Since the Founder has been an interested shareholder for more than three years before the Offer and Merger, the provisions of Section 1090.3 of the OGCA are inapplicable to the Company. However, the Company’s certificate of incorporation currently in effect contains provisions similar to the provisions of Section 1090.3, except that certain exempted persons, including the Purchaser and its affiliates, are excluded from the definition of “interested shareholder.” In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 1090.3.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, the Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, the Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, to make restrictions of any state takeover laws or regulations inapplicable to the Offer, the Merger and the other Transactions.

Regulatory Approvals.

The Company and the Purchaser have agreed in the Merger Agreement to use reasonable best efforts to take all actions, and do all things necessary, proper or advisable to consummate the Transactions as soon as practicable, including: (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Transactions.

Rule 13e-3.

Under the SEC’s rules governing “going private” transactions, each member of the Founder Family Group is deemed to be an affiliate of the Company and, therefore, is required to disclose certain information and express his, her or its beliefs as to certain matters to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 under the Exchange Act (“Rule 13e-3”). Such information has been provided in this Schedule 14D-9, the Rule 13e-3 Transaction Statement filed by the Founder Family Group and the Company (including the exhibits thereto, the “Schedule 13E-3”).

Shareholder Approval of the Merger Not Required.

If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining shareholders before effecting the Merger. Section 1081.H of the OGCA provides that, subject to certain statutory provisions, if immediately following the consummation of a tender offer for any and all shares of a publicly listed Oklahoma corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer (together with any rollover stock) equals at least the amount of shares of each class of stock of such corporation, and of each class or series thereof, that, absent Section 1081.H of the OGCA, would otherwise be required for the shareholders of such corporation to adopt a merger agreement with the acquiring entity pursuant to Section 1081 and the certificate of incorporation of such corporation, and each outstanding share, other than any rollover stock, of each class or series of stock of the constituent corporation not irrevocably accepted for purchase in the tender offer is converted into the right to receive the same consideration in the merger as was payable in the tender offer, such corporation can effect a merger without the vote of its shareholders. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the Acceptance Time, without a vote of the Company’s shareholders, in accordance with Section 1081.H of the OGCA.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2022 and the three and six months ended June 30, 2022.

Legal Proceedings.

For additional information regarding pending legal proceeding challenging the Transactions, please see the section of the Offer to Purchase titled “The Offer; Section 19; Certain Legal Matters; Regulatory Approvals; Litigation Related to the Offer and the Merger.”

Other lawsuits arising out of the Transactions may be filed in the future.

Forward-Looking Statements.

This Schedule 14D-9 includes “forward-looking statements”. All statements included in this Schedule 14D-9 other than statements of historical fact, including, but not limited to, forecasts or expectations regarding the Transaction are forward-looking statements. Forward-looking statements are based on current expectations and assumptions about future events and currently available information as to the outcome and timing of future events. Such statements are inherently subject to numerous business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. Risks, uncertainties and other factors include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the failure of the Offer or the Merger to be completed for any other reason; (iii) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the Transactions; (iv) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement or the Transactions; (v) the risk that the pendency of the Offer and the Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the Offer and the Merger; (vi) the effect of the announcement of the Offer and the Merger on the Company’s relationships with its customers, operating results and business generally; and (vii) the amount of the costs, fees, expenses and charges related to the Transactions. You should consider these factors carefully in evaluating the forward-looking statements.

No assurance can be given that such expectations will be correct or achieved or that the assumptions are accurate or that any transaction will ultimately be consummated. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which such statement is made. Should one or more of risks or uncertainties described above or elsewhere in this Schedule 14D-9 occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Except as otherwise required by applicable law, the Company undertakes no obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or circumstances after the date of this report, or otherwise.

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated October 24, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Continental Resources, Inc. and Omega Acquisition, Inc. with the Securities and Exchange Commission on October 24, 2022 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 24, 2022 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Opinion of Evercore Group L.L.C., dated October 16, 2022 (included as Annex B to this Schedule 14D-9).

(a)(5)(B)	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(C)	Press Release issued by Continental Resources, Inc. on October 24, 2022 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(e)(2)	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Continental Resources, Inc., Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 of Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(e)(3)	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 of Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(e)(4)	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(e)(5)*	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(e)(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(e)(7)*	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(e)(8)*	First Amendment to Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(e)(9)*	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(e)(10)*	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(e)(11)	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

(e)(12)	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(e)(13)	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(e)(14)	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(e)(15)	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(e)(16)	Amendment No. 1 and Agreement dated August 24, 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks (incorporated by reference to Exhibit (d)(16) to the Schedule TO).

(e)(17)	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(e)(18)	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(g)	Not applicable.

*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Continental Resources, Inc.

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Senior Vice President, General Counsel, Chief Risk Officer & Secretary

Dated: October 24, 2022

Annex A

Directors and Executive Officers of Company

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of the Company are set forth below.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Harold G. Hamm

Chairman of the Board of Directors of the Company, May 2021 – Present

President and Sole Director of the Purchaser, October 2022 – Present

Executive Chairman of the Company, January 2020 – May 2021

Chief Executive Officer of the Company, 1967 – December 2019

William B. Berry

President of the Company, April 2022 – August 2022

Chief Executive Officer of the Company, January 2020 – Present

Director of the Company, May 2014 – Present

Director of Oceaneering International, Inc., June 2016 – Present

John T. McNabb II	Director of the Company, May 2010 – Present Director of Cypress Environmental Partners, L.P. Senior Advisor of Duff & Phelps Corporation, November 2015 – March 2018

Ellis L. “Lon” McCain

Director of the Company, February 2006 – Present

Director of Crescent Energy Co. (“Crescent”), December 2021 – Present

Co-Chair of The Council for a Secure America, July 2019 – Present

Director of The Institute for the Public Trust, October 2017 – Present

Vice Chairman of the American Leadership Council, August 2017 – Present

Director of Contango (predecessor of Crescent), October 2013 – December 2021

Director of Cheniere Energy Partners, GP, LLC, 2007 – Present

Mark E. Monroe	Director of the Company, November 2001 – Present President and Chief Operating Officer of the Company, October 2005 – October 2008

Timothy G. Taylor	Director of the Company, November 2019 – Present President of Phillips 66 Company, June 2014 – December 2017

Shelly G. Lambertz

Director of the Company, May 2018 – Present

Vice President and Secretary of the Purchaser, October 2022 – Present

Executive Vice President, Chief Culture and Administrative Officer of the Company, January 2022 – Present

Chief Culture Officer, Senior Vice President, Human Resources of the Company, February 2020 – January 2022

Vice President, Human Resources of Company, October 2018 – February 2020

Chief Operating Officer of Hamm Capital, August 2011 – October 2018

Robert D. Lawler

President and Chief Operating Officer of the Company, August 2022 – Present

Chief Operating Officer and Executive Vice President of the Company, February 2022 – August 2022

President and Chief Executive Officer of Chesapeake Energy Corporation (“Chesapeake”), June 2013 – April 2021

A-1

John D. Hart

Chief Financial Officer and Executive Vice President of Strategic Planning of the Company, January 2022 – Present

Senior Vice President, Chief Financial Officer and Chief Strategy Officer of the Company, March 2021 to January 2022

Senior Vice President of the Company, May 2009 – March 2021

Jeffrey B. Hume	Vice Chairman of Strategic Growth Initiatives of the Company, June 2012 – Present

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary of the Company, September 2021 – Present

Executive Vice President – General Counsel and Corporate Secretary of Chesapeake, January 2014 – June 2021

Robert Hagens	Senior Vice President, Land of the Company, October 2020 – Present Vice President and Senior Vice President of Land of Pioneer Natural Resources Company, November 2005 – October 2020

A-2

Annex B

October 16, 2022

Special Committee of the Board of Directors of Continental Resources, Inc.

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, OK 73102

Members of the Special Committee:

We understand that Continental Resources, Inc., an Oklahoma Corporation (together with its subsidiaries, the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Omega Acquisition, Inc., an Oklahoma corporation (“Merger Sub”), 100% of the capital stock of which is owned by Harold G. Hamm, a natural person residing in Oklahoma City, Oklahoma and Affiliate of the Company (“Founder”). Pursuant to the Offer and the Merger (in each case as defined in the Merger Agreement), Merger Sub and the Company would acquire for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, other than shares of Company Common Stock owned by the Founder Family Rollover Shareholders (as defined in the Merger Agreement) and shares of Company Common Stock underlying unvested Company Restricted Stock Awards (collectively, with the Founder Family Rollover Shares (as defined in the Merger Agreement), the “Rollover Shares”) at a price of $74.28 per Share (the “Offer Price”) in cash. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

The Special Committee of the Board of Directors of the Company (the “Special Committee”) has asked us whether, in our opinion, as of the date hereof, the Offer Price (whether paid pursuant to the Offer or as Merger Consideration pursuant to the Merger), is fair, from a financial point of view, to the holders of the Company’s Common Stock other than any holder of Rollover Shares or any affiliate thereof or of the Company (the “Unaffiliated Shareholders”).

In connection with rendering our opinion, we have, among other things:

(i)

reviewed certain publicly available historical business and financial information relating to the Company that we deemed to be relevant, including as set forth in the Annual Report on Form 10-K for the year ended December 31, 2021, the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission, since December 31, 2021;

(ii)	reviewed certain publicly available research analysts estimates for the Company;

(iii)	reviewed certain non-public historical and projected financial and operating data relating to the Company that were prepared and furnished to us by the management of the Company;

(iv)

discussed with management of the Company its assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, the non-public historical and projected financial and operating data provided by the Company (including management’s views of the risks and uncertainties of achieving such projections);

(v)	reviewed and discussed with management of the Company reports and other information regarding the Company’s proved developed producing and undeveloped reserves;

(vi)	reviewed the reported prices and historical trading activity of the Company Common Stock;

(vii)	performed a discounted cash flow analysis for the Company based on the non-public projected financial and operating data provided by the Company;

October 16, 2022

(viii)	performed a net asset valuation of the Company based on the non-public projected financial and operating data provided by the Company;

(ix)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(x)

compared the financial performance of the Company and the transaction multiples implied by the Offer Price with the financial terms and transaction multiples of certain historical transactions that we deemed relevant;

(xi)	reviewed an execution version, provided to us on October 16, 2022, of the Merger Agreement; and

(xii)

performed such other analyses and examinations, held such other discussions, reviewed such other information and considered such other factors that we deemed appropriate for the purposes of providing the opinion contained herein.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the non-public projected financial and operating data provided by the Company, we have assumed with your consent, that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of management of the Company as to the future financial performance of the Company. We express no view as to the non-public projected financial and operating data provided by the Company or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer or the Merger.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than whether, as of the date hereof, the Offer Price is fair, from a financial point of view to the Unaffiliated

October 16, 2022

Shareholders. We do not express any view on, and our opinion does not address, the fairness of the Offer or the Merger to, or any consideration received in connection therewith by any other person, including the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the Offer or the Merger, including, without limitation, the structure or form of the Offer and the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter (including the opinion expressed herein) does not constitute a recommendation to the Special Committee or to any other persons in respect of the Offer or the Merger, including as to how any holder of Company Common Stock should tender, vote or act, as applicable, in respect of the Offer or the Merger. We are not expressing any opinion as to as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, the Offer or the Merger or as to the impact of the Offer or the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We express no view or opinion as to the tax impact of the Offer or the Merger on any person or entity. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Special Committee in connection with the Offer and the Merger and have received an initial fee for our services. We will receive an additional fee upon rendering of our opinion (which is not contingent on the consummation of the Offer or the Merger) and upon the consummation of the Merger, and we may also receive a discretionary fee. The Company has also agreed to reimburse our out-of-pocket expenses and to indemnify us against certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company or its affiliates and we have not received any compensation from the Company and its affiliates during such period. We may provide financial advisory or other services to the Company in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company or potential parties to the Merger Agreement and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company.

Our financial advisory services and this letter and the opinion expressed herein are provided for the information and benefit of the Special Committee (in its capacity as such) in connection with its evaluation of the proposed Offer and Merger and is not rendered to or for the benefit of, and shall not confer rights or remedies

October 16, 2022

upon, any other person. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval or as permitted by the letter agreement, dated July 14, 2022, among the Special Committee, the Company and Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price (whether paid pursuant to the Offer or as Merger Consideration pursuant to the Merger) is fair, from a financial point of view, to the Unaffiliated Shareholders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Raymond B. Strong III
Raymond B. Strong III
Senior Managing Director

Annex C

Section 1091 of the General Corporation Act of the State of Oklahoma

(A) Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word “shareholder” means a holder of record of stock in a stock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and “depository receipt” means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(B) (1) Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Section 1081 of this title, other than a merger effected pursuant to subsection G of Section 1081 of this title, or the provisions of Section 1082, 1084, 1085, 1086, 1087, 1090.1 or 1090.2 of this title.

(2) (a) No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the agreement of merger or consolidation, or, the case of a merger pursuant to subsection H of Section 1081 of this title, as of immediately before the execution of the agreement of merger, were either:

1. listed on a national securities exchange; or

2. held of record by more than two thousand holders.

(b) In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

(3) Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Section 1081, 1082, 1084, 1085, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

(a) shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

(b) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than two thousand holders, or

(c) cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

(d) any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

(4) In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 or 1083.1 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

(C) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

(D) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders who was such on the record date for notice of such meeting, or such members who received notice in accordance with subsection C of Section 1081 of this title, with respect to shares for which appraisal rights are available pursuant to subsection B or C of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of Section 1004.1 of this title. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation is approved pursuant to the provisions of Section 1073, subsection H of Section 1081, Section 1083 or Section 1083.1 of this title, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of the constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of the constituent corporation, and shall include in the notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of Section 1004.1 of this title. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice or, in the case of a merger approved pursuant to subsection H of Section 1081 of this title, within the later of the consummation of an offer contemplated by subsection H of Section 1081 of this title and twenty (20) days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of the holder’s shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder’s shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

(a) each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

(b) the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice or, in the case of a merger approved pursuant to subsection H of Section 1081 of this title, later than the later of the consummation of the offer contemplated by subsection H of Section 1081 of this title and twenty (20) days following the sending of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(E) Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders. Notwithstanding the foregoing, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty (120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation or, in the case of a merger approved pursuant to subsection H of Section 1081 of this title, the aggregate number of shares, other than any excluded stock (as defined in subparagraph d of paragraph 6 of subsection H of Section 1081 of this title), that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in paragraph 2 of subsection H of Section 1081 of this title and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder’s written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later. Notwithstanding subsection A of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this section.

(F) Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

(G) At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds one percent (1%) of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds One Million Dollars ($1,000,000.00), or (3) the merger was approved pursuant to Section 1083 or Section 1083.1 of this title.

(H) After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at five percent (5%) over the Federal Reserve discount rate including any surcharge, as established from time to time during the period between the effective date of the merger and the date of payment of judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

(I) The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

(J) The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

(K) From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just; provided, however, that this provision shall not affect the right of any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within sixty (60) days after the effective date of the merger or consolidation, as set forth in subsection E of this section.

(L) The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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